

Funds

12/31/2022

ANNUAL REPORT

INTRODUCTION

TABLE OF CONTENTS

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This report and the financial statements contained herein are provided for the general information of the shareholders of the Ancora Funds. Investors should carefully consider before investing each Fund's investment objective, risks and expenses. For a prospectus, which contains that information and more information about each Fund, please call 866-626-2672 or visit our website at www.ancorafunds.com. Please read it carefully before you invest or send money.

INTRODUCTION

Dear Shareholders:

Thank you for choosing the Ancora Family of Mutual Funds. We have built the Ancora Funds to capitalize on the evolving opportunities in the investment landscape. Our management style centers on building long-term results for the investors of our Funds. While no mutual fund can guarantee performance, the Ancora Funds promise that our investment decisions will be based upon dedicated research and thoughtful execution.

ANCORA INCOME FUND

2022 was anything but kind to the overall bond market. In an effort to combat the highest inflation levels in 40 years, the Federal Reserve raised interest rates at its fastest pace on record, taking the Federal Funds rate from a range of 0.00% - 0.25% at the beginning of the year to 4.25% - 4.50% by year-end, including 150 basis points of rate increases during the fourth quarter. The Federal Reserve is still not done raising rates as expectations are for another 50-75 basis points of rate increase in 2023. The historic rise in interest rates pushed the 2-year Treasury yield up from 0.73% at the beginning of the year to 4.43% at year-end. The 10-year Treasury yield rose from 1.51% at the beginning of the year to 3.87% at year-end.

Over the course of 2022, the Ancora Income Fund is down 13.6%, underperforming the Bloomberg Aggregate Index's return of -13.0%. For the year, the best performing holdings included Exxon Mobil equity, posting a 50.6% return, Enterprise Products Partners equity which returned 18.4%, and Rio Tinto equity which returned 16.9%. Detracting from performance during the year was preferred securities of QVC Inc., which declined 48.4%, Hudson Pacific Properties which fell 41.8% and Franchise Group equity which declined 34.4%.

The Federal Reserve is expected to continue raising interest rates in 2023 to help push inflation lower. This will likely lead to a pause in rate increases by the Federal Open Market Committee (FOMC) until signs pointing to reduced inflation and a cooling job market are seen.

Talk of policy error by the FOMC is beginning to heat up. If the FOMC raises rates too far or keeps rates elevated for too long, it will likely push the U.S. into a recession. We believe the discussion around policy error should center more around the depth of the recession rather than just a recession itself. It is increasingly likely that the U.S. will be pushed into a recession sometime in the near future, but the depth of the recession will depend on how far the FOMC moves rates.

We continue to expect the Federal Reserve to remain steadfast against fighting inflation. Despite the expectations of further rate increases by the FOMC, we believe that treasury yields are near peak levels that we will experience over the next 12-18 months. This makes for a solid entry point into the bond market for those that may be underweight in fixed income. Over time, we believe maintaining an allocation to fixed income securities and preferred stock will lead to lower overall portfolio volatility and investors will be rewarded for this allocation.

ANCORA/THELEN SMALL-MID CAP FUND

After a strong performance in 2021, the markets entered 2022 with an overhang of higher inflation and interest rates. These concerns, particularly inflation, were magnified when Russia invaded Ukraine in late February. These factors helped contribute to a weak first half of the year which continued through the third quarter. Even though the fourth quarter proved to be a strong one with the Russell 2500 Index advancing 7.4%, it still declined by 18.4% for the year while small cap stocks as a whole experienced their second-worst year since 1979.

INTRODUCTION

Encouragingly, over the same period since 1979, years where small cap stocks have dropped 10% or more are often followed by strong rebound years, averaging returns of over 35%.

The tough year across the markets affected the Ancora/Thelen Small Mid Cap Fund, as it declined 17.3% for the year, though it still outperformed the Russell 2500 Index return of -18.4%. Outperformance during the year was primarily due to very positive stock and sector allocation, specifically in the Utilities, Real Estate and Materials sectors. The Fund's Utilities sector benefitted from our decision in 2021 to increase holdings, given our research showing that they tend to outperform during a rate hike cycle. Secondly, our holdings in the Real Estate sector outperformed, declining 12.4% versus a 24.9% decline for the overall sector. Finally, the Fund's Materials holdings increased by 4.6% on average, as opposed to the overall sector which suffered a decline of 8% over the course of 2022.

For the year, the three worst performing sectors were Communication Services, Industrials and Energy. Communication Services results were hurt mostly due to poor performance of our holdings that were exposed to the weak digital advertising environment. As for Industrials, our exposure to housing-related stocks hurt performance. Finally, our Energy holdings did increase by 32% for the year, but lagged the 50% return posted by the sector as a whole. Our Energy holdings were generally more conservatively positioned.

Due to the rapidly changing environment, we were especially active in positioning the Fund during the second half of 2022. Fortunately, there have been some attractive spinoffs during this period, including Fortune Brands Innovations, Masterbrand, Inc., F&G Annuities and Life, Inc. and Crane Inc. In addition, we have added underfollowed stocks such as Northrim Bancorp (bought mid-year) and Hooker Furniture. Both were purchased at very attractive price-to-book multiples and should benefit from increased demand due to likely inclusion in indices by mid-year.

Though we are bullish on small and mid-cap stocks given their relative valuations, we are mindful of the significant headwinds caused by higher inflation, interest rates and geopolitical uncertainties. A more difficult market generally favors our disciplined, value-oriented strategy. Our discussions with the management teams of many of our holdings indicate a level of uncertainty, despite current trends generally staying intact. We believe current small cap stock valuations, in many cases, already reflect these uncertainties.

As has been the case in two of the past three years, when a major event disrupted outlooks, we continue to make adjustments as needed. It continues to be crucially important to have an investment approach that has generated positive alpha in the long run. That is why we continue to rely on our three buckets; special situations, underfollowed stocks and franchise stocks when bought at the appropriate time. Importantly, on the sell side, we will be disciplined to remove those companies that have violated our investment thesis. These processes have helped us to avoid risks and have generated consistent alpha over the long run.

Arguably just as important as maintaining a sound investment process is the alignment of the portfolio manager with the interests of the investor. That is why I continue to personally invest in this strategy. Over the last year, I was again buying shares of the mutual fund (I have never sold any). I am very aware of the weak markets and performance in 2022 and the importance of generating acceptable returns for the long-term benefit of our clients. We are committed to working very hard to earn and retain your trust.

INTRODUCTION

ANCORA MICROCAP FUND

After an almost uninterrupted 12 years of global economic and market expansion, the chickens came home to roost in 2022. A period of normalization in financial markets may be upon us after a monetary policy-induced speculative blowoff after the height of the pandemic. Monetary policy since the global financial crisis (GFC) has been anything but normal as the Federal Reserve embarked on a policy of extremely low interest rates of basically zero, in addition to quantitative easing, which had never been used before the GFC. In response to the pandemic, the Federal Reserve put their expansionist policy on steroids. Combined with a very stimulative fiscal policy, we finally got a response from previously dormant inflation. As inflation peaked at 9.1% year-over-year, as measured by the Consumer Price Index, the Fed was forced to respond aggressively. It raised the Federal Funds rate by a total of 4.3%, one of the fastest paces in history. Both stocks and bonds were clobbered as a result.

Value stocks trounced growth stocks across the market capitalization spectrum in 2022. The Russell Microcap Index returned -22.0% for the year, while the Russell Microcap Growth Index posted a -29.8% return and the Russell Microcap Value index a -16.7% return. While that is now two consecutive years of value outperforming growth, we believe we are still in the early innings of the return to value investing.

The Ancora MicroCap Fund posted a -7.92% return, outperforming the Russell Microcap Index by 14.04%, another strong year of outperformance following a strong 2021. Both security selection and sector allocation contributed to performance. On the sector allocation front, our overweight to Energy and Financials and underweight to Health Care contributed to our performance. Outperformance was marginally offset by our overweights to Consumer Discretionary, Technology and Staples.

Security selection also added to performance. The companies that added most to our performance were Richardson Electronics, which posted a 60.3% return, Vaalco Energy, returning 45.4%, and BG Staffing Inc., reporting an 11.7% return. Richardson Electronics is getting good traction in their ultracapacitor business, which is benefitting from being a lower cost solution to batteries in wind farms. We added to the position during the first three quarters of the year and then trimmed into strength during the fourth quarter. The company remains in the portfolio. Vaalco Energy is an exploration and production company with assets in Africa and Canada. It was the largest position in the portfolio for most of the year. We trimmed our position numerous times during the first half of the year as the stock performed very well, in order to manage the position size. We added back on weakness in the second half of the year. It remains a large position in the portfolio. BG Staffing is a diversified staffing company whose stock held up nicely in a rough market. Despite the strong performance during the fourth quarter, it still looks very attractive to us. We did trim our position in the fourth quarter to manage the size, though it is still the largest position in the portfolio.

The top detractors were Polished.com, which fell 69.3%, First Internet Bancorp, who posted a negative return of 48.0%, and Alto Ingredients which fell 40.1%. Polished.com is an online retailer of appliances. The company was hit with a whistleblower case in August which pounded the stock, though the issue was cleared up late in the year. The stock remained depressed, though we believe the stock offers tremendous value for the future. First Internet is a liability-sensitive bank. As interest rates increase, the cost of their liabilities rises faster than the interest earned on their assets, which pinches margins. That being said, we believe the market has overreacted with the stock down to around 70% of book value. We added to our position during the fourth quarter. Alto Ingredients is an ethanol producer that also produces higher margin alcohols and feedstock as a by-product of ethanol production. The company's margins have been squeezed by the high price of corn, which we believe is cyclical. Due to the very attractive valuation, we added to our position during the second half of the year.

Our philosophy remains unchanged. We are focused on building a portfolio of companies that we believe are trading at a significant discount to their true value. We screen for deeply undervalued stocks with great balance sheets, quality business models, potential catalysts and positive signals from insiders. We will execute our philosophy with patience and discipline. Regardless of broad market valuation, we believe an inefficiently followed segment like microcap stocks can always provide fertile ground for new ideas that can outperform the market.

ANCORA DIVIDEND VALUE EQUITY FUND

After three consecutive years of double-digit gains, perhaps unsurprisingly, 2022 was a challenging year in the markets. Inflation concerns percolating at the end of 2021 continued to be a major factor, but more so the markets' response to central bank actions to fight inflation in 2022. In addition, the Russia/Ukraine war exacerbated uncertainty even further. The Federal Reserve raised the Federal Funds rate to tame inflation seven separate times in the most recent calendar year. The tolerance in 2022 for pricing pressure and asset resiliency went by the wayside for both equities and fixed income. This resulted in a significant increase in yields, which competed with the Fund's dividend yield.

Value stocks outperformed growth in 2022 across most major asset classes, as we saw price to earnings compression with higher inflation expectations weigh more heavily on the FAANG stocks (Facebook, Amazon, Apple, Netflix, Google) and Microsoft. The Ancora Dividend Value Equity Fund returned a -11.4% versus the Russell 1000 Value Index, our benchmark, return of -7.6%. Sector allocation and stock selection were both drivers of underperformance.

Our overweight in Information Technology was a significant detractor while our stock selection within the sector fared better. Secondarily, our stock selection within the Financial sector had negative relative returns.

Our lack of allocation to the Communications sector aided our performance as the sector declined 26% over the year. We exited our position in Disney earlier in the year as they continued to lose traction on their streaming strategy, were dealing with some political distractions and have not focused on resumption of their dividend. Since our sale, the company has announced some major C-suite changes, including bringing back Bob Iger, the former CEO. Our allocation and selection in Real Estate and Healthcare were also positive contributors to performance.

In the fourth quarter, we initiated a position in Mosaic. Mosaic, a leading supplier of phosphate and potash, has recently benefitted from the agricultural disruptions as a result of the Russia/Ukraine war. We expect that the tight supply dynamics across the agricultural space will continue to benefit the company. The company expanded margins significantly in 2022 while projected cash generation for 2023 estimates a 20% free cash flow yield. Dividend growth has been noteworthy, with 37% for the last year and a 40% compound annual growth rate over the last three years.

We exited a few positions over the course of the year primarily due to an outlook for weaker fundamentals, two of which were sold during the most recent quarter. Fidelity National was a position that we initiated in November 2021. While we felt that much of the thesis was still intact, over the last 12 months their merchant business failed to recover while removing

INTRODUCTION

several key disclosures. This lack of clarity and transparency along with an outsized exposure to the U.K. led us to reconsider our holding in the stock.

We also exited our long-time position in Medtronic due to inconsistent guidance and over a year of volatile earnings reports. We also felt that the backdrop for medical devices may be hampered by a weakened economic environment and cut backs in capital expenditures by medical facilities.

In the third quarter, we exited our position in Eastman Chemical after the company revised their earnings guidance lower by 20%. The company has made moves to become more specialty chemical-oriented by divesting more commodity-related segments. However, they have been plagued by dramatically higher energy costs in Europe as well as plant outages and weaker demand, which we believe will continue to affect their cash flow. We felt that the recovery process was going to take longer than we were willing to wait.

We manage a concentrated, low turnover portfolio, currently holding 30 names. Our philosophy of choosing companies with strong cash flow, good business models and solid balance sheets alongside consistent dividend growth begets a portfolio of high quality and low turnover. We emphasize free cash flow at the core of our selection process and currently boast an overall free cash flow margin of 17.1% and free cash yield of 6.7%, exceeding the benchmark's levels of 11.4% and 4.7% respectively. We believe that a high-quality portfolio is critical in challenging market environments and periods of slowing economic growth, such as the current environment we are in. The dividend yield on the portfolio is a healthy 2.6% with a 5-year growth rate of 13.7%. Our dividend coverage ratio does not monopolize cash flow with a conservative 3.2x ratio.

While 2022 was a challenging year, we expect continued volatility into the first half of 2023. With earnings season now upon us, we anticipate a weakening in street estimates for this year. We feel that we are well positioned for 2023, having chosen good quality companies with durable cash flow, strong brands, healthy balance sheets, consistent margins and the ability to grow dividends. This approach has shown better returns over longer periods, as evidenced by the Fund's annualized performance since inception (May 2019) compared to the benchmark number over the same period. The Fund has returned 9.9% in that time as the benchmark has returned 7.6%.

Bradley Zucker
President, Treasurer
& Secretary

Kevin Gale
Portfolio Manager

Dan Thelen, CFA
Portfolio Manager

Michael Santelli, CFA
Portfolio Manager

Sonia Mintun, CFA
Portfolio Manager

ANCORA INCOME FUND (UNAUDITED)

INVESTMENT OBJECTIVE:

THE ANCORA INCOME FUND SEEKS TO PROVIDE INVESTORS A HIGH LEVEL OF CURRENT INCOME WITH A SECONDARY OBJECTIVE OF CAPITAL APPRECIATION.

PORTFOLIO MANAGER:

Kevin Gale
Portfolio Manager, Ancora Advisors

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NET ASSETS:

$32.0 MILLION*

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INCEPTION DATE:

JANUARY 5, 2004

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TICKERS:

CLASS I – AAIIX

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MINIMUM INITIAL INVESTMENT:

CLASS I – $5,000

* As of December 31, 2022

TOP HOLDINGS: DECEMBER 31, 2022 [d]

NAME	% OF NET ASSETS
Annaly Capital Management, Inc., 6.950%, Series F, 03/03/2023	1.90%
Scorpio Tankers, Inc., 7.000%, Senior Notes 2025	1.77%
Oxford Lane Capital Corp., 6.250%, Series 2027, Term Preferred Shares	1.77%
Apollo Global Management, Inc., 6.375%, Non-Cumulative Pfd., Series A, 03/02/2023	1.70%
Atlanticus Holdings Corp., 6.125%, Class B, @ 11/30/2023	1.67%
The Bank of Nova Scotia, 8.625%, Call 10/27/2027 @ 100.00	1.62%
The Toronto Dominion Bank, 8.125%, 10/31/2027	1.62%
Chicken Soup For The Soul Entertainment, Inc., 9.500%, Non-Cumulative, 07/31/2025	1.58%
General Electric Company, 8.090%, 3/15/2023	1.53%
KeyCorp, 6.200%, Non-Cumulative, 12/15/2027	1.53%

SECTOR DIVERSIFICATION: DECEMBER 31, 2022 [d]

NAME	% OF TOTAL INVESTMENTS
Traditional Preferred Securities	72.70%
Bonds & Corporate Bond Trust Certificates	18.81%
Common Stocks	3.66%
REIT Senior Securities	3.43%
Investment Companies	0.90%
Senior Securities	0.49%

TOTAL RETURNS: DECEMBER 31, 2022 [d]

	ONE YEAR	THREE YEARS	FIVE YEARS	TEN YEARS	SINCE INCEP [a]
ANCORA INCOME FUND - I [b]	-13.59%	-0.71%	1.42%	3.21%	4.30%
BLOOMBERG BARCLAY'S AGG. BOND INDEX [c]	-13.01%	-2.71%	0.02%	1.06%	3.07%

a) Inception data reflects the annualized return since 1/05/04.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions. The Index is an unmanaged benchmark that assumes reinvestment of all distributions and excludes the effect of taxes and fees.
c) The Bloomberg Barclay's Aggregate Bond Index is a widely recognized unmanaged index of bond prices and is representative of a broader market and range of securities than is found in the Fund's portfolio. Individuals cannot invest directly in the Index.
d) Data is unaudited.

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.

ANCORA INCOME FUND

PERFORMANCE ILLUSTRATION (UNAUDITED)



Growth of a $10,000 Investment

* Inception: 1/5/04

The chart above assumes an initial investment of $10,000 made on January 5, 2004 (commencement of Fund operations) and held through December 31, 2022. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

Past performance is no guarantee of future results. Performance is unaudited.

ANCORA INCOME FUND

SCHEDULE OF INVESTMENTS as of December 31, 2022

	Shares	Value
Bonds & Corporate Bond Trust Certificated - 19.06%		
Trust Certificates - 10.78%		
B. Riley Financial, Inc., 6.375%, Senior Notes	14,349	$ 326,440
Blackstone Private Credit Fund, 7.050%, 09/29/2025 @ 50.00	350,000	347,517
Eagle Point Credit Co., Inc., 6.688%, Notes 04/30/2028	10,156	244,607
Energy Transfer LP, 7.125%, Call 05/15/2030 @ $100	350,000	292,250
Ford Motor Credit Co. LLC, 7.350%, 11/04/2027 call @ 50.00	250,000	256,175
Great Ajax Corp., 7.250%, Convertible Senior Notes, 04/30/2024	15,000	359,100
Iron Mountain, Inc., 5.250%, 07/15/2030	250,000	217,250
Lincoln National Corp., 9.250%, Call 12/01/2027 @ $100	350,000	368,662
Oxford Square Capital Corp., 6.250%, Notes 2026	20,000	475,000
Scorpio Tankers, Inc., 7.000%, Senior Notes 2025	23,000	567,341
		3,454,342
Traditional Corporate Bonds - 8.28%		
Dominion Energy, Inc., 4.650%, 12/15/2024	300,000	262,500
PNC Financial Services Group, Inc., 6.200%, 09/15/2027	350,000	342,038
Charles Schwab Corp., 5.000%, Perp. Call@ 06/01/2027	500,000	456,499
USB, Float, 5.099%, Perp., 01/15/2023	250,000	196,875
General Electric Co., 8.090%, 03/15/2023	500,000	491,221
Goldman Sachs Group, Inc., 4.125%, Perp. Call 11/10/2026 @ 100.00	500,000	416,202
Fifth Third Bancorp, 4.900%, Perp., 01/30/2023	500,000	489,569
		2,654,904
TOTAL BONDS & CORPORATE BOND TRUST CERTIFICATES (Cost $6,350,041)		6,109,246
Investment Companies - 0.91%		
Bond Shares of Beneficial Interest - 0.39%		
Special Opportunities Fund, Inc.	11,031	125,753
		125,753
Direct Trust Certificates - 0.52%		
Affiliated Managers Group, Inc., 5.875%, 03/30/2059	8,000	166,240
		166,240
TOTAL INVESTMENT COMPANIES (Cost $332,876)		291,993
Traditional Preferred Securities - 73.67%		
Affiliated Managers Group, Inc., 4.750%, Junior Subordinated Notes	5,000	84,100
AGNC Investment Corp., 6.125%	20,000	385,600
AGNC Investment Corp., 6.875%, Preferred Series D	23,000	456,550
Annaly Capital Management, Inc., 6.950%, Series F, 03/03/2023	25,000	609,500
Apollo Global Management, Inc., 6.375%, Non-Cumulative Pfd., Series A, 03/02/2023	25,000	546,000
Arbor Realty Trust, Inc., 6.375%, 06/02/2026	20,000	345,200
Aspen Insurance Holdings Ltd., 5.625%	8,000	144,560
Aspen Insurance Holdings Ltd., Depositary Shares, 5.625%	9,000	162,090
Assurant, Inc., 5.250%, 01/15/2026	600	12,114
Athene Holding Ltd., Depositary Shares, 5.625%, Series B	7,000	139,090
Atlanticus Holdings Corp., 6.125%, Class B, @ 11/30/2023	25,100	534,881
Axs, 5.500%, 12/31/2049	20,000	392,000

See accompanying notes which are an integral part of the financial statements.

SCHEDULE OF INVESTMENTS as of December 31, 2022 (CONTINUED)

Traditional Preferred Securities – (Continued)

	Shares	Value
Bank of America Corp., 6.000%, Non-Cumulative Pfd., Series GG, 05/16/2023	10,000	$ 239,200
Bank OZK, 4.625%Perp., 11/15/2026	15,000	236,550
Brookfield Infrastructure Partners LP, 5.125%, Class A, Series 13	10,000	160,499
Brunswick Corp., 6.500%, Call @ 10/15/2023	20,000	482,000
Carlyle Finance LLC., 4.625%, 05/15/2061	25,000	404,750
Chicken Soup For The Soul Entertainment, Inc., 9.500%, Non-Cumulative, 07/31/2025	20,000	505,000
Citizens Financial Group, Inc., Depositary Shares, 5.000%, Series E	12,000	231,600
Compass Diversified Holdings, 7.875%, Series C	17,500	399,350
Customers Bancorp, Inc., 6.450%, 03/15/2023 Perp.	4,056	102,941
DTE Energy Co., 5.250%, Pfd.	12,500	265,000
Eagle Point Credit Co., Inc., 5.375%, Call @ 01/31/2025	10,702	228,381
Energy Transfer Operating, LP, Series E, 7.600%	20,000	437,800
Enterprise Financial Services Corp., 5.000%, Non Cumulative Pfd, Series A, 12/15/2026	25,000	423,750
Equitable Holdings, Inc., 5.250%, Depositary Shares	14,000	263,340
Federal Agricultural Mortgage Corp., 5.250%,Non Cumulative, Series F, Call 10/17/2025	16,700	318,978
Federal Agricultural Mortgage Corp., 5.750% 07/17/2025 Perp.	15,000	323,475
Fifth Third Bancorp, 6.000%, Non-Cumulative Pfd., Series A, 11/25/2022	2,455	54,968
First Citizens Bancshares, Inc., 5.625%, Non Cumulative, Series C, Call @ 01/04/2027	22,500	457,875
Ford Motor Co., 6.50 %, 08/15/2062	10,000	233,500
Gladstone Investment Corp., 4.875%	10,000	218,000
Global Net Lease, Inc., 6.875%, Series B	25,000	486,250
Golar LNG Partners LP. 8.750%, 10/31/2022 Perp.	20,000	375,000
Green Brick Partners, Inc., 5.750%, Cumulative Preferred, Series A, Call 12/23/2026	22,500	437,850
Huntington Bancshares, 4.500%, 04/15/2026	10,000	169,600
Huntington Bancshares, Inc., 5.700%, Non-Cumulative, Series C, 03/02/2023	5,000	108,250
JPMorgan Chase & Co., 4.550% 06/01/2026 Perp.	10,000	186,100
KeyCorp, 5.650%, Non-Cumulative, Series F, Call@ 12/15/2023	20,000	415,600
KeyCorp, 6.200%, Non-Cumulative, 12/15/2027	20,000	490,600
KKR Group Financial Co. IX LLC, 4.625%, 04/01/2026	5,000	83,750
Lincoln National Corp., 9.000%, Non-Cumulative, Series D, 12/0120/27	5,000	136,350
MainStreet Bancshares, Inc., 7.500%, Depositary Shares	6,500	165,750
Morgan Stanley, 4.250%, Preferred	10,000	171,800
Oaktree Capital Group, LLC, 6.550%, Series B, Preferred Units	11,000	235,070
OFS Credit Company, 6.125%, 04/30/2023	20,920	476,976
Oxford Lane Capital Corp., 6.250%, Series 2027, Term Preferred Shares	25,000	567,000
PacWest Bancorp, 7.750%, Non-Cumulative Pfd., Series A, 09/01/2027	15,000	375,000
PennyMac Mortgage Investment Trust	23,000	394,450
Priority Income Fund, Inc., 6.000%, Cumulative Preferred, Series H, Call @ 05/06/2023	6,825	151,037
Priority Income Fund, Inc., 6.125%, 06/30/2028	20,000	426,124
Prospect Capital Corp., 5.350%, Cumulative Preferred, Series A, Call @ 07/01/2026	15,000	224,250
Prudential Financial, Inc., 5.950%, 09/01/2062	10,000	242,200
Raymond James Financial, Inc., 6.375%, Non-Cumulative Pfd., Series B, 07/01/2024	11,118	276,838
Rc 7.000%	15,000	375,600
Ready Capital Corp., 6.500%, 06/30/2026 Perp.	23,000	414,345
Regions Financial Corp., 5.700%, Series C	8,000	182,240
Reinsurance Group of America, Inc., 7.125%, 10/15/2027	10,000	259,500
Rithm Capital Corp., 7.125%, Series B	23,000	442,290
RiverNorth Opportunities Fund, Inc.	20,000	451,000
Signature Bank Depositary Shares, 5.000%, Series A, 12/30/2025	30,000	461,100
Steel Partners Holding LP., 6.000%, Preferred, 02/07/2026	20,000	459,400

See accompanying notes which are an integral part of the financial statements.

ANCORA INCOME FUND

SCHEDULE OF INVESTMENTS as of December 31, 2022 (CONTINUED)

	Shares	Value
Traditional Preferred Securities – (Continued)		
Stifel Financial Corp, 5.200%, Call @ 10/15/2022	15,000	$ 302,550
Stifel Financial Corp., 6.250%, Non-Cumulative Pfd., Series B, 03/15/2024	15,000	345,000
Summit Hotel Properties, Inc., 6.250%, Cumulative Pfd., Series E, Call 11/13/2022	20,000	365,600
The Allstate Corp, 5.750%, 8/15/2053	350,000	329,000
The Allstate Corp., 5.625%, Non-Cumulative, Series G, 04/15/2023	10,000	217,300
The Bank of Nova Scotia, 8.625%, Call 10/27/2027 @ 100.00	500,000	520,581
The Southern Co. Series 2020A, 4.950%, Junior Subordinated Notes due 01/30/2080	6,500	127,660
The Toronto Dominion Bank, 8.125%, 10/31/2027	500,000	520,000
Triton International Limited of Bermuda, 7.375%, Cumulative Pfd., Call 12/15/2024	1,596	36,708
Triton International Ltd., 5.750%	20,000	364,200
Truist Financial Corp., Depositary Shares, 4.750%, Series R	8,000	152,720
Wells Fargo & Co., 4.375%, 03/15/2026	20,000	340,600
WesBanco, Inc., Depositary Shares, 6.750%, Series A	8,000	200,960
Western Alliance BanCorp., Series A, 4,250%, 09/30/2026 Perp.	14,844	299,255
Zion Bancorporation, N.A., 6.950%, Call@ 09/15/2023	1,793	45,700
		23,607,796
TOTAL TRADITIONAL PREFERRED SECURITIES (Cost $27,656,883)		23,607,796
REIT Senior Securities - 3.48%		
Hudson Pacific Properties, Inc., 4.750%, Cumulative Preferred, Series C, 11/16/2026	25,000	313,250
Pebblebrook Hotel Trust, 6.300%, Cumulative Preferred, Series F, 12/10/2021	22,500	400,500
UMH Properties, Inc., 6.375%, Series D	18,000	400,500
		1,114,250
TOTAL REIT SENIOR SECURITIES (Cost $1,504,464)		1,114,250
Senior Securities - 0.50%		
QVC, Inc. 6.250% Senior Secured	5,500	65,835
QVC, Inc. 6.375% Senior Secured	8,000	94,320
		160,155
TOTAL SENIOR SECURITIES (Cost $331,264)		160,155
Common Stocks - 3.71%		
Capital Markets - 0.96%		
AllianceBernstein Holding LP	4,200	144,354
Golub Capital BDC, Inc.	12,500	164,500
		308,854
Multiline Retail - 1.04%		
Franchise Group, Inc.	14,000	333,480
		333,480
Oil, Gas & Consumable Fuels - 1.70%		
Devon Energy Corp.	3,000	184,530
Enterprise Products Partners LP	15,000	361,800
		546,330
COMMON STOCKS (Cost $1,463,607)		1,188,664

See accompanying notes which are an integral part of the financial statements.

ANCORA INCOME FUND

SCHEDULE OF INVESTMENTS as of December 31, 2022 (CONTINUED)

	Shares	Value
TOTAL INVESTMENTS (Cost $37,639,135) - 101.33%		$32,472,104
Liabilities In Excess of Other Assets - (1.33)%		(424,862)
TOTAL NET ASSETS - 100.00%		$32,047,242

See accompanying notes which are an integral part of the financial statements.

ANCORA /THELEN SMALL-MID CAP FUND (UNAUDITED)

INVESTMENT OBJECTIVE:

THE ANCORA/THELEN SMALL-MID CAP FUND SEEKS TO OBTAIN CAPITAL APPRECIATION.

PORTFOLIO MANAGER:

Dan Thelen
Managing Director – Small-Mid
Cap Equities, Ancora Advisors
_____

NET ASSETS:

$135.2 MILLION*
_____

INCEPTION DATE:

JANUARY 2, 2013
_____

TICKERS:

CLASS I – AATIX
CLASS S - AATSX
_____

MINIMUM INITIAL INVESTMENT:

CLASS I – $5,000
CLASS S – $1,500,000

* As of December 31, 2022

TOP HOLDINGS: DECEMBER 31, 2022 [d]

NAME	% OF NET ASSETS
APi Group Corp.	4.05%
Vectrus, Inc.	3.47%
Jackson Financial, Inc.	3.11%
Organon & Co.	2.41%
Ingevity Corp.	2.23%
Henry Schein, Inc.	2.22%
DT Midstream, Inc.	2.16%
Fortune Brands Innovations, Inc.	2.08%
Osisko Gold Royalties Ltd.	2.03%
Alight, Inc. Class A	1.98%

SECTOR DIVERSIFICATION: DECEMBER 31, 2022 [d]

NAME	% OF TOTAL INVESTMENTS
Industrials	20.41%
Financials	14.01%
Consumer Discretionary	12.46%
Health Care	10.62%
Materials	7.69%
Real Estate	7.50%
Communication Services	6.16%
Utilities	5.79%
Energy	5.40%
Consumer Staples	5.34%
Information Technology	4.31%
Money Market Funds	0.32%

TOTAL RETURNS: DECEMBER 31, 2022 [d]

	ONE YEAR	THREE YEARS	FIVE YEARS	TEN YEARS	SINCE INCEP[a]
ANCORA/THELEN SMALL-MID CAP FUND – I [b]	-17.32%	4.88%	4.70%	8.47%	8.48%
ANCORA/THELEN SMALL-MID CAP FUND – S [b]	-17.13%	5.15%	4.96%	N/A	6.17%
RUSSELL 2500 INDEX [c]	-18.37%	5.00%	5.89%	10.03%	10.03%

a) Inception data reflects the total return since 01/02/13 for Class I, and Russell 2500 Index and 06/19/2015 for Class S.

b) Return figures reflect any change in price per share and assume the reinvestment of all distributions.

c) The Russell 2500 Index, an unmanaged index, consists of 2500 stocks chosen for market size, liquidity, and industry group representation. It is market-value weighted (stock price times number of shares outstanding), with each stock's weighting in the Index proportionate to its market value and not available for purchase. If you were to purchase the securities that make up this Index, your returns would be lower once fees and/or commissions are deducted.

d) Data is unaudited.

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.

ANCORA /THELEN SMALL-MID CAP FUND

PERFORMANCE ILLUSTRATION (UNAUDITED)



Growth of a $10,000 Investment

Ancora/Thelen Small-Mid Cap Fund- Class I — Russell 2500 Index

* Inception: 1/2/13

The chart above assumes an initial investment of $10,000 made on January 2, 2013 (commencement of Fund operations) and held through December 31, 2022. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

Past performance is no guarantee of future results. Performance is unaudited.

ANCORA /THELEN SMALL-MID CAP FUND

SCHEDULE OF INVESTMENTS as of December 31, 2022

	Shares	Value
Common Stocks - 99.56%		
Aerospace & Defense - 3.47%		
Vectrus, Inc. (a)	113,634	$ 4,691,948
		4,691,948
Banks - 0.88%		
Northrim BanCorp, Inc.	21,851	1,192,409
		1,192,409
Beverages - 1.35%		
Primo Water Corp.	117,440	1,825,018
		1,825,018
Building Products - 4.48%		
Fortune Brands Innovations, Inc.	49,133	2,805,986
Masco Corp.	22,939	1,070,563
Masterbrand, Inc. (a)	289,672	2,187,024
		6,063,573
Capital Markets - 3.39%		
B. Riley Financial, Inc.	8,488	290,290
Houlihan Lokey, Inc. Class A	13,976	1,218,148
Perella Weinberg Partners	94,775	928,795
Raymond James Financial, Inc.	12,728	1,359,987
StoneX Group, Inc. (a)	8,218	783,175
		4,580,395
Chemicals - 3.84%		
Ingevity Corp. (a)	42,800	3,014,832
Orion Engineered Carbons S.A.	31,020	552,466
Valvoline, Inc.	49,795	1,625,807
		5,193,105
Commercial Services & Supplies - 0.75%		
Ritchie Bros. Auctioneers, Inc.	3,970	229,585
Thryv Holdings, Inc. (a)	41,288	784,472
		1,014,057
Communication Equipment - 0.99%		
IAC/InterActive Corp. (a)	30,240	1,342,656
		1,342,656
Construction & Engineering- 5.16%		
APi Group Corp. (a) (c)	290,777	5,469,515
Arcosa, Inc.	27,819	1,511,684
		6,981,199
Distributors - 0.39%		
Weyco Group, Inc	25,224	533,740
		533,740
Diversified Financial Services - 5.28%		
Cannae Holdings, Inc. (a)	95,968	1,981,739
Jackson Financial, Inc.	120,966	4,208,407
Voya Financial, Inc.	15,380	945,716
		7,135,862
Electric Utilities - 1.66%		
Constellation Energy Corp.	22,020	1,898,344
NRG Energy, Inc.	10,920	347,474
		2,245,819

See accompanying notes which are an integral part of the financial statements.

SCHEDULE OF INVESTMENTS as of December 31, 2022 (CONTINUED)

	Shares	Value
Common Stocks – (Continued)		
Electronic Equipment, Instruments & Comp - 1.36%		
Vontier Corp.	95,250	$ 1,841,182
		1,841,182
Energy Equipment & Services- 1.90%		
ChampionX Holding, Inc.	88,505	2,565,760
		2,565,760
Equity Real Estate Investment Trusts - 7.49%		
Alpine Income Property Trust, Inc.	123,555	2,357,429
CTO Realty Growth, Inc.	98,268	1,796,339
Gaming and Leisure Properties, Inc.	32,406	1,688,029
Howard Hughes Corp. (a)	16,860	1,288,441
JBG SMITH Properties	28,750	545,675
Postal Realty Trust, Inc.	48,923	710,851
PotlatchDeltic Corp.	39,684	1,745,699
		10,132,463
Food Products - 3.00%		
Lamb Weston Holdings, Inc.	13,290	1,187,594
Limoneira Co.	20,870	254,823
Nomad Foods Ltd. (a)	151,883	2,618,463
		4,060,880
Gas Utilities - 1.91%		
National Fuel Gas Co.	38,839	2,458,509
RGC Resources, Inc.	5,751	126,810
		2,585,319
Health Care Equipment & Supplies - 2.37%		
Enovis Corp.	16,056	859,317
Utah Medical Products, Inc.	9,818	987,004
ZimVie, Inc. (a)	144,800	1,352,432
		3,198,753
Health Care Providers & Services - 5.07%		
Encompass Health Corp.	12,440	744,036
Enhabit, Inc. (a)	140,330	1,846,743
Henry Schein, Inc. (a)	37,554	2,999,438
ModivCare, Inc. (a)	11,030	989,722
The Pennant Group, Inc. (a)	25,384	278,716
		6,858,655
Hotels, Restaurants, & Leisure - 8.77%		
Churchill Downs, Inc.	6,333	1,338,986
Chuy's Holdings, Inc. (a)	34,794	984,670
Dave & Buster's Entertainment, Inc. (a)	46,180	1,636,619
Dine Brands Global, Inc.	24,546	1,585,672
Golden Entertainment, Inc. (a)	11,340	424,116
Inspired Entertainment, Inc. (a)	100,870	1,278,023
Travel N Leisure Co.	64,932	2,363,525
Wyndham Hotels & Resorts, Inc.	31,401	2,239,205
		11,850,816
Household Durables - 1.08%		
Cavco Industries, Inc. (a)	3,336	754,770
Hooker Furniture Corp.	37,932	709,328
		1,464,098

See accompanying notes which are an integral part of the financial statements.

ANCORA /THELEN SMALL-MID CAP FUND

SCHEDULE OF INVESTMENTS as of December 31, 2022 (CONTINUED)

	Shares	Value
Common Stocks – (Continued)		
Household Products - 0.50%		
Spectrum Brands Holdings, Inc.	11,090	$ 675,603
		675,603
IT Services - 1.29%		
Concentrix Corp.	10,593	1,410,564
Information Services Group, Inc.	72,010	331,246
		1,741,810
Independent Power and Renewable - 1.20%		
Vistra Energy Corp.	70,168	1,627,898
		1,627,898
Interactive Media & Services - 0.50%		
Ziff Davis, Inc. (a)	8,631	682,712
		682,712
Insurance - 1.27%		
F&G Annuities & Life, Inc. (a)	85,922	1,719,299
		1,719,299
Life Sciences Tools & Services - 0.76%		
Charles River Laboratories International, Inc. (a)	4,690	1,021,951
		1,021,951
Machinery - 2.88%		
Crane Holdings Co.	3,520	353,584
ESAB Corp.	17,068	800,831
Hillman Solutions Corp. (a)	143,550	1,034,996
John Bean Technologies Corp.	6,870	627,437
The Gorman-Rupp Co.	41,830	1,071,685
		3,888,533
Media - 4.07%		
Liberty Braves Series C (a)	44,275	1,426,983
Liberty SiriusXM Series C (a)	64,830	2,536,798
Scholastic Corp.	39,101	1,542,925
		5,506,706
Metals & Mining - 2.42%		
Gold Resource Corp.	340,200	520,506
Osisko Gold Royalties Ltd.	227,855	2,750,210
		3,270,716
Multi-Utilities- 2.39%		
Black Hills Corp.	19,280	1,356,155
MDU Resources Group, Inc.	61,906	1,878,228
		3,234,383
Oil, Gas & Consumable Fuels- 3.49%		
Amplify Energy Corp. (a)	17,300	152,067
Chesapeake Energy Corp.	17,484	1,649,965
DT Midstream, Inc.	52,813	2,918,446
		4,720,478
Paper & Forest Products - 1.42%		
Sylvamo Corp.	39,450	1,916,876
		1,916,876

See accompanying notes which are an integral part of the financial statements.

SCHEDULE OF INVESTMENTS as of December 31, 2022 (CONTINUED)

	Shares	Value
Common Stocks – (Continued)		
Personal Products - 0.48%		
BellRing Brands, Inc. (a)	25,500	$ 653,820
		653,820
Pharmaceuticals - 2.41%		
Organon & Co.	116,770	3,261,386
		3,261,386
Professional Services - 1.98%		
Alight, Inc. Class A (a)	320,076	2,675,835
		2,675,835
Software - 1.66%		
Consensus Cloud Solutions, Inc. (a)	41,667	2,240,018
		2,240,018
Specialty Retail - 0.85%		
The Aaron's Co, Inc.	10,840	129,538
Tilly's, Inc. Class A (a)	54,780	495,759
Victoria's Secret & Co. (a)	14,780	528,828
		1,154,125
Textiles, Apparel & Luxury Goods - 1.34%		
Kontoor Brands, Inc.	11,542	461,565
Wolverine World Wide, Inc.	123,902	1,354,249
		1,815,814
Thrifts & Mortgage Finance - 3.18%		
Columbia Financial, Inc. (a)	97,156	2,100,513
Federal Agricultural Mortgage Corp.	19,475	2,195,027
		4,295,540
Trading Companies & Distributors - 0.85%		
Distribution Solutions Group, Inc. (a)	31,047	1,144,392
		1,144,392
TOTAL COMMON STOCKS (Cost $126,847,379)		134,605,602
Money Market Funds - 0.32%		
First American Funds Government Obligation Class Y 3.79% (b)	426,098	426,098
		426,098
TOTAL MONEY MARKET FUNDS (Cost $426,098)		426,098
TOTAL INVESTMENTS (Cost $127,273,477) - 99.87%		135,031,700
Other Assets In Excess of Liabilities - 0.13%		170,932
TOTAL NET ASSETS - 100.00%		$ 135,202,632

(a) Non-Income producing.
(b) Variable rate security; the coupon rate shown represents the 7-day yield as of December 31, 2022.
(c) ADR - American Depository Receipt
See accompanying notes which are an integral part of the financial statements.

ANCORA MICROCAP FUND (UNAUDITED)

INVESTMENT OBJECTIVE:

THE ANCORA MICROCAP FUND SEEKS TO OBTAIN CAPITAL APPRECIATION.

PORTFOLIO MANAGER:

Michael Santelli
Managing Director – Microcap
Equities, Ancora Advisors

_____

NET ASSETS:

$13.5 MILLION*
_____

INCEPTION DATE:

SEPTEMBER 2, 2008
_____

TICKERS:

CLASS I – ANCIX
_____

MINIMUM INITIAL INVESTMENT:

CLASS I – $5,000

* As of December 31, 2022

TOP HOLDINGS: DECEMBER 31, 2022 [d]

NAME	% OF NET ASSETS
BG Staffing, Inc.	5.15%
Silvercrest Asset Management Group, Inc.	4.21%
Vaalco Energy, Inc.	3.63%
Computer Task Group, Inc.	3.08%
Lakeland Industries, Inc.	2.88%
Polished.com, Inc.	2.84%
Crawford & Company CRD-A	2.83%
Richardson Electronics Ltd.	2.77%
TIPTREE, Inc.	2.64%
Postal Realty Trust, Inc.	2.60%

SECTOR DIVERSIFICATION: DECEMBER 31, 2022 [d]

NAME	% OF TOTAL INVESTMENTS
Financials	24.21%
Industrials	22.54%
Information Technology	16.08%
Consumer Discretionary	15.16%
Energy	9.41%
Consumer Staples	3.48%
Real Estate	3.08%
Money Market Funds	2.59%
Health Care	2.03%
Materials	1.42%

TOTAL RETURNS: DECEMBER 31, 2022 [d]

	ONE YEAR	THREE YEARS	FIVE YEARS	TEN YEARS	SINCE INCEP[a]
ANCORA MICROCAP FUND - I[b]	-7.92%	9.79%	2.68%	8.57%	8.03%
RUSSELL MICROCAP INDEX[c]	-21.96%	4.05%	3.69%	8.86%	7.36%

a) Inception data reflects the annualized return since 09/02/08.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions.
c) The Russell Microcap Index measures the performance of the Microcap segment of the U.S. equity market. It makes up less than 3% of the U.S. equity market. It includes 1,000 of the smallest securities in the small-cap Russell 2000 Index based on a combination of their market cap and current index membership. If you were to purchase the securities that make up this index, your return would be lower once fees and/or commissions are deducted.
d) Data is unaudited.

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.

ANCORA MICROCAP FUND

PERFORMANCE ILLUSTRATION (UNAUDITED)



Growth of a $10,000 Investment

* Inception: 9/2/08

The chart above assumes an initial investment of $10,000 made on September 2, 2008 (commencement of Fund operations) and held through December 31, 2022. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

Past performance is no guarantee of future results. Performance is unaudited.

ANCORA MICROCAP FUND

SCHEDULE OF INVESTMENTS as of December 31, 2022

	Shares	Value
Common Stocks - 97.60%		
Aerospace & Defense - 1.49%		
AerSale Corp. (a)	12,421	$ 201,469
		201,469
Banks - 4.14%		
The First of Long Island Corp.	12,731	229,158
First Internet Bancorp	13,619	330,669
		559,827
Capital Markets - 11.82%		
180 Degree Capital Corp. (a)	39,195	206,950
Diamond Hill Investment Group, Inc. Class A	1,418	262,358
Donnelley Financial Solutions, Inc. (a)	6,807	263,090
Heritage Global, Inc. (a)	97,489	229,099
Newtek Business Services Corp.	4,131	67,129
Silvercrest Asset Management Group, Inc.	30,340	569,482
		1,598,108
Commercial Services & Supplies - 3.69%		
Kimball International, Inc. Class B	44,960	292,240
Perma-Fix Environmental Services, Inc. (a)	58,471	206,403
		498,643
Communication Equipment- 2.00%		
Aviat Networks, Inc. (a)	6,747	210,439
PCTEL, Inc.	13,847	59,542
		269,981
Construction & Engineering - 4.72%		
Concrete Pumping Holdings, Inc. (a)	29,089	170,171
Orion Group Holdings, Inc. (a)	105,543	251,192
Sterling Construction Co., Inc. (a)	6,605	216,644
		638,007
Distributors - 1.13%		
VOXX International Corp. (a)	18,294	153,304
		153,304
Diversified Financial Services - 2.64%		
TIPTREE, Inc.	25,769	356,643
		356,643
Electrical Equipment, Instruments & Comp - 4.66%		
Iteris, Inc (a)	42,239	131,363
Key Tronic Corp. (a)	28,805	124,726
Richardson Electronics Ltd.	17,553	374,405
		630,494
Electronic Equipment, Instruments & Comp - 0.56%		
Coda Octopus Group, Inc. (a)	11,121	76,290
		76,290
Energy Equipment & Services - 0.80%		
Independence Contract Drilling, Inc. (a)	33,121	108,306
		108,306
Equity Real Estate Investment Trusts - 2.60%		
Postal Realty Trust, Inc.	24,214	351,829
		351,829

See accompanying notes which are an integral part of the financial statements.

ANCORA MICROCAP FUND

SCHEDULE OF INVESTMENTS as of December 31, 2022 (CONTINUED)

	Shares	Value
Common Stocks – (Continued)		
Food Products - 1.92%		
Coffee Holding Company, Inc.	54,308	$ 110,788
Lifecore Biomedical, Inc. (a)	22,878	148,249
		259,037
Health Care Providers & Services - 2.04%		
Psychemedics Corp.	26,088	127,954
Viemed Healthcare, Inc. (a)	19,496	147,390
		275,344
Household Durables - 1.93%		
Flexsteel Industries, Inc.	16,974	261,400
		261,400
IT Services - 4.31%		
Computer Task Group, Inc. (a)	55,053	416,201
International Money Express, Inc. (a)	6,838	166,642
		582,843
Insurance - 2.83%		
Crawford & Co. (CRD-A)	68,763	382,322
		382,322
Internet & Direct Marketing Retail - 2.84%		
Polished.com, Inc. (a)	665,462	384,437
		384,437
Leisure Products - 2.35%		
Smith & Wesson Brands, Inc.	36,578	317,497
		317,497
Machinery - 0.78%		
LB Foster Co. (a)	10,930	105,802
		105,802
Marine - 4.67%		
Eagle Bulk Shipping, Inc.	5,775	288,403
Genco Shipping & Trading Limited	22,288	342,344
		630,747
Metals & Mining -0.76%		
Endeavour Silver Corp. (a)	27,796	90,059
Universal Stainless & Alloy Products, Inc. (a)	14,327	102,725
		192,784
Oil, Gas & Consumable Fuels - 8.63%		
Adams Resources & Energy, Inc.	4,261	165,838
Alto Ingredients, Inc. (a)	81,634	235,106
Evolution Petroleum Corp.	16,081	121,411
Teekay Tankers Ltd. (a)	4,991	153,773
Vaalco Energy, Inc.	107,593	490,624
		1,166,752
Personal Products - 1.57%		
Nature's Sunshine Products, Inc. (a)	25,518	212,310
		212,310
Professional Services - 6.39%		
Acacia Research Corp. (a)	39,990	168,358
BG Staffing, Inc.	45,400	695,528
		863,886

See accompanying notes which are an integral part of the financial statements.

SCHEDULE OF INVESTMENTS as of December 31, 2022 (CONTINUED)

	Shares	Value
Common Stocks – (Continued)		
Real Estate Investment Trusts- 10.97%		
Sachem Capital Corp.	11,659	$ 38,475
		38,475
Real Estate Management & Development - 18.53%		
LuxUrban Hotels, Inc	38,243	65,009
		65,009
Semiconductors & Semiconductor Equipment- 1.23%		
Amtech Systems, Inc. (a)	21,809	165,748
		165,748
Software - 1.64%		
Allot Communications Ltd. (a)	44,024	151,443
Intellicheck, Inc. (a)	34,939	69,878
		221,321
Specialty Retail - 1.45%		
America's Car-Mart, Inc. (a)	2,712	195,969
		195,969
Technology Hardware, Storage & Peripheral Total - 1.73%		
Immersion Corp. (a)	33,187	233,305
		233,305
Textiles, Apparel, & Luxury Goods - 5.42%		
Culp, Inc.	44,535	204,416
Lakeland Industries, Inc. (a)	29,223	388,666
Movado Group, Inc.	4,311	139,030
		732,112
Thrifts & Mortgage Finance - 1.32%		
Federal Agricultural Mortgage Corp.	1,583	178,420
		178,420
Trading Companies & Distributors - 2.11%		
Karat Packaging Co.	19,863	285,431
		285,431
TOTAL COMMON STOCKS (Cost $13,675,921)		13,193,852
Warrant - 0.08%		
Household Durables - 0.08%		
Zagg/Cvr.Us	71,453	10,718
TOTAL WARRANT (Cost $0)		10,718
Money Market Funds - 2.60%		
First American Funds Institutional Government Fund Class Y 3.79% (b)	350,867	350,867
		350,867
TOTAL MONEY MARKET FUNDS (Cost $350,867)		350,867
TOTAL INVESTMENTS (Cost $14,026,788) - 100.27%		13,555,437
Liabilities In Excess of Other Assets - (0.27)%		(37,175)
TOTAL NET ASSETS - 100.00%		$13,518,262

(a) Non-Income producing.
(b) Variable rate security; the coupon rate shown represents the 7-day yield as of December 31, 2022.
See accompanying notes which are an integral part of the financial statements.

ANCORA DIVIDEND VALUE EQUITY FUND (UNAUDITED)

INVESTMENT OBJECTIVE:

THE ANCORA DIVIDEND VALUE EQUITY FUND SEEKS TO PROVIDE GROWTH OF INCOME AND LONG-TERM CAPITAL APPRECIATION.

PORTFOLIO MANAGERS:

Sonia Mintun
David Sowerby
Tom Kennedy
Portfolio Manager, Ancora Advisors

NET ASSETS:

$36.9 MILLION*

INCEPTION DATE:

May 7, 2019

TICKERS:

CLASS I – ADEIX

MINIMUM INITIAL INVESTMENT:

CLASS I – $5,000

* As of December 31, 2022

TOP HOLDINGS: DECEMBER 31, 2022 (d)

NAME	% OF NET ASSETS
First American Funds Institutional Government Fund Class Y	7.81%
AbbVie, Inc.	5.36%
Chevron Corp.	5.10%
Broadcom, Inc.	5.00%
Johnson & Johnson	4.50%
JP Morgan Chase & Co.	4.49%
UnitedHealth Group, Inc.	4.45%
The Home Depot, Inc.	4.17%
CVS Health Corp.	4.07%
Honeywell International, Inc.	4.06%

SECTOR DIVERSIFICATION: DECEMBER 31, 2022 (d)

NAME	% OF TOTAL INVESTMENTS
Health Care	18.38%
Financials	16.52%
Information Technology	16.26%
Consumer Discretionary	13.62%
Industrials	9.44%
Energy	9.14%
Money Market Funds	7.81%
Consumer Staples	5.51%
Real Estate	2.03%
Materials	1.29%

TOTAL RETURNS: DECEMBER 31, 2022 (d)

	ONE YEAR	THREE YEARS	SINCE INCEP(a)
ANCORA DIVIDEND VALUE EQUITY - I(b)	-11.41%	7.12%	9.41%
RUSSELL 1000 VALUE INDEX(c)	-7.54%	5.96%	7.60%

a) Inception data reflects the return since 05/07/2019.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions.
c) The Russell 1000 Value Index is designed to be a measure of the large and mid-sized capitalization companies in the United States equities market. The index is a composite of roughly 1,000 securities issued by the largest companies in the U.S. in terms of market capitalization. The Russell 1000 Value Index is a subset of the securities found in the Russell 1000.
d) Data is unaudited.

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.

ANCORA DIVIDEND VALUE EQUITY FUND

PERFORMANCE ILLUSTRATION (UNAUDITED)


Growth of a $10,000 Investment
Ancora Dividend Value Equity Fund - Class I
Russell 1000 Value Index
17,000
15,000
13,000
11,000
9,000
7,000
Incep *
Jun-19
Aug-19
Oct-19
Dec-19
Feb-20
Apr-20
Jun-20
Aug-20
Oct-20
Dec-20
Feb-21
Apr-21
Jun-21
Aug-21
Oct-21
Dec-21
Feb-22
Apr-22
Jun-22
Aug-22
Oct-22
Dec-22

* Inception: 5/7/2019

The chart above assumes an initial investment of $10,000 made on May 7, 2019 (commencement of Fund operations) and held through December 31, 2022. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. *Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.*

Past performance is no guarantee of future results. Performance is unaudited.

ANCORA DIVIDEND VALUE EQUITY FUND

SCHEDULE OF INVESTMENTS as of December 31, 2022

	Shares	Value
Common Stocks - 92.19%		
Aerospace & Defense - 2.44%		
L3Harris Technologies, Inc.	4,325	$ 900,508
		900,508
Automobiles - 1.36%		
General Motors Co.	14,945	502,750
		502,750
Banks - 10.60%		
Bank of America Corp.	39,960	1,323,475
Citizens Financial Group, Inc.	23,655	931,297
JP Morgan Chase & Co.	12,370	1,658,817
		3,913,589
Capital Markets - 4.05%		
BlackRock, Inc.	1,050	744,061
Houlihan Lokey, Inc. Class A	8,625	751,755
		1,495,816
Chemicals - 1.29%		
Mosaic Co.	10,850	475,990
		475,990
Consumer Finance - 1.88%		
Discover Financial Services	7,085	693,126
		693,126
Electrical Equipment - 2.94%		
Eaton Corporation Plc.	6,925	1,086,879
		1,086,879
Equity Real Estate Investment Trusts - 2.03%		
Weyerhaeuser Co.	24,235	751,285
		751,285
Food Products - 3.33%		
Nestlé S.A.	10,675	1,231,255
		1,231,255
Health Care Providers & Services - 8.52%		
CVS Health Corp.	16,140	1,504,087
UnitedHealth Group, Inc.	3,100	1,643,558
		3,147,645
Hotels, Restaurants & Leisure - 5.71%		
Marriott International, Inc.	3,525	524,837
McDonalds Corp.	4,600	1,212,238
Wyndham Hotels & Resorts, Inc.	5,240	373,664
		2,110,739
Household Products - 2.17%		
Procter & Gamble Co.	5,300	803,268
		803,268
IT Services - 2.71%		
Accenture Plc.	3,750	1,000,650
		1,000,650
Industrial Conglomerates - 4.06%		
Honeywell International, Inc.	7,000	1,500,100
		1,500,100

See accompanying notes which are an integral part of the financial statements.

ANCORA DIVIDEND VALUE EQUITY FUND

SCHEDULE OF INVESTMENTS as of December 31, 2022 (CONTINUED)

	Shares	Value
Common Stocks – (Continued)		
Oil, Gas & Consumable Fuels - 9.14%		
Chevron Corp.	10,500	$ 1,884,645
EOG Resources, Inc.	11,500	1,489,480
		3,374,125
Pharmaceuticals - 9.86%		
AbbVie, Inc.	12,250	1,979,722
Johnson & Johnson	9,405	1,661,393
		3,641,115
Semiconductors & Semiconductor Equipment - 6.00%		
Broadcom, Inc.	3,300	1,845,129
Texas Instruments, Inc.	2,240	370,093
		2,215,222
Software - 4.01%		
Microsoft Corp.	6,175	1,480,888
		1,480,888
Specialty Retail - 4.17%		
The Home Depot, Inc.	4,875	1,539,818
		1,539,818
Technology Hardware, Storage & Peripheral - 3.54%		
Apple, Inc.	10,075	1,309,045
		1,309,045
Textiles, Apparel & Luxury Goods - 2.38%		
NIKE, Inc.	7,505	878,160
		878,160
TOTAL COMMON STOCKS (Cost $25,726,716)		34,051,973
Money Market Funds - 7.81%		
First American Funds Institutional Government Fund Class Y 3.79% (a)	2,883,980	2,883,980
		2,883,980
TOTAL MONEY MARKET FUNDS (Cost $2,883,980)		2,883,980
TOTAL INVESTMENTS (Cost $28,610,696) - 100.00%		36,935,953
Liabilities In Excess of Other Assets - (0.00)%		(977)
TOTAL NET ASSETS - 100.00%		$36,934,976

(a) Variable rate security; the coupon rate shown represents the 7-day yield as of December 31, 2022.
See accompanying notes which are an integral part of the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Trustees of
Ancora Trust

Opinion on the Financial Statements

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Ancora Trust, comprising the funds listed below (the "Funds") as of December 31, 2022, the related statements of operations, the statements of changes in net assets, the related notes, and the financial highlights for each of the periods indicated below (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the Funds as of December 31, 2022, the results of their operations, the changes in net assets, and the financial highlights for each of the periods indicated below in conformity with accounting principles generally accepted in the United States of America.

Fund Name	Statements of Operations	Statements of Changes in Net Assets	Financial Highlights
Ancora Income Fund, Ancora/Thelen Small-Mid Cap Fund, and Ancora MicroCap Fund	For the year ended December 31, 2022	For the years ended December 31, 2022 and 2021	For the years ended December 31, 2022 2021, 2020, 2019, and 2018
Ancora Dividend Value Equity Fund	For the year ended December 31, 2022	For the years ended December 31, 2022 and 2021	For the years ended December 31, 2022, 2021, 2020 and for the period May 7, 2019 (commencement of operations) through December 31 2019

Basis for Opinion

These financial statements are the responsibility of the Funds' management. Our responsibility is to express an opinion on the Funds' financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Funds in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2022, by correspondence with the custodian and brokers; when replies were not received from brokers, we performed other auditing procedures. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Funds' auditor since 2004.

Cohen & Company, Ltd.

COHEN & COMPANY, LTD.
Cleveland, Ohio
February 28, 2023

STATEMENTS OF ASSETS & LIABILITIES – As of December 31, 2022

	Ancora Income Fund	Ancora/Thelen Small-Mid Cap Fund	Ancora MicroCap Fund	Ancora Dividend Value Equity Fund
Assets				
Investments in securities:				
At Cost	$37,639,135	$127,273,477	$14,026,788	$28,610,696
At Fair Value	$32,472,104	$135,031,700	$13,555,437	$36,935,953
Cash	-	-	1,000	-
Dividends and interest receivable	193,235	204,571	16,000	6,498
Receivable for investments sold	727,722	1,050,903	11,470	-
Shareholder subscription receivable	1,819	8,000	6,603	34,125
Prepaid expenses	6,793	16,139	2,356	4,233
Total assets	33,401,673	136,311,313	13,592,866	36,980,809
Liabilities				
Due to custodian	378,632	-	-	-
Payable for investments purchased	-	910,087	42,520	-
Shareholder redemptions payable	933,689	47,004	-	-
Payable to advisor	15,070	108,438	9,082	19,718
Administration fees payable	3,014	11,700	1,162	3,160
Shareholder servicing fees payable	301	798	116	316
Trustee fees payable	3,575	3,395	1,797	3,445
Accrued expenses	20,150	27,259	19,927	19,194
Total liabilities	1,354,431	1,108,681	74,604	45,833
Net Assets:	$32,047,242	$135,202,632	$13,518,262	$36,934,976
(unlimited number of shares authorized, no par value)				
Net Assets consist of:				
Paid in capital	38,870,140	130,607,447	14,188,085	29,131,646
Distributable Earnings (Accumulated Losses)	(6,822,898)	4,595,185	(669,823)	7,803,330
Net Assets	$32,047,242	$135,202,632	$13,518,262	$36,934,976
Class I:				
Net assets applicable to Class I shares	$32,047,242	$ 92,408,617	$13,518,262	$36,934,976
Shares outstanding (unlimited number of shares authorized, no par value)	4,827,097	6,432,104	977,207	2,790,635
Net asset value, offering price, and redemption price per share	$ 6.64	$ 14.37	$ 13.83	$ 13.24
Minimum Redemption Price Per Share (a) (NAV * 98%)	$ 6.51	$ 14.08	$ 13.55	$ 12.98
Class S:				
Net assets applicable to Class S shares	$ -	$ 42,794,015	$ -	$ -
Shares outstanding (unlimited number of shares authorized, no par value)	-	2,889,941	-	-
Net asset value, offering price, and redemption price per share	$ -	$ 14.81	$ -	$ -
Minimum Redemption Price Per Share (a) (NAV * 98%)	$ -	$ 14.51	$ -	$ -

(a) The Funds will impose a 2.00% redemption fee on shares redeemed within 90 days of purchase.
See accompanying notes which are an integral part of the financial statements.

STATEMENTS OF OPERATIONS – For the year ended December 31, 2022

	Ancora Income Fund	Ancora/Thelen Small-Mid Cap Fund	Ancora MicroCap Fund	Ancora Dividend Value Equity Fund
Investment Income				
Dividend income (a)	$ 2,117,569	$ 2,494,978	$ 316,852	$ 846,723
Interest income	201,973	-	-	-
Total Income	2,319,542	2,494,978	316,852	846,723
Expenses				
Investment advisor fee	185,672	1,425,765	142,738	268,646
Shareholder servicing account expenses				
Class I	3,714	9,697	1,427	3,582
Fund accounting expenses	33,279	61,625	23,723	33,450
Transfer agent expenses	9,275	9,300	9,300	9,300
Legal expenses	20,329	17,303	17,502	14,453
Administration expenses	37,134	142,576	14,274	35,820
Insurance expenses	17	1,180	17	17
Custodian expenses	7,322	24,331	6,512	4,575
Auditing expenses	12,501	18,937	16,682	16,001
Printing expenses	1,524	1,300	924	1,124
Trustees expenses	20,279	21,700	20,350	21,749
Miscellaneous expenses	5,709	5,133	4,525	4,167
Registration expenses	9,558	36,764	6,247	5,659
Total Expenses	346,313	1,775,611	264,221	418,543
Waived Fees	-	(108,686)	(35,840)	(60,349)
Net Expenses	346,313	1,666,925	228,381	358,194
Net Investment Income	1,973,229	828,053	88,471	488,529
Net Realized & Unrealized Gain (Loss)				
Net realized gain (loss) on unaffiliated investment securities	(468,934)	(3,130,489)	1,456,068	(592,657)
Net capital gain distributions from underlying investment companies	26,935	131,763	-	35,972
Net change in unrealized appreciation (depreciation) on unaffiliated investment securities	(6,914,997)	(26,728,292)	(2,746,277)	(4,164,278)
Net realized and unrealized loss on investment securities	(7,356,996)	(29,727,018)	(1,290,209)	(4,720,963)
Net decrease in net assets resulting from operations	$ (5,383,767)	$ (28,898,965)	$ (1,201,738)	$ (4,232,434)

(a) Net of foreign taxes withheld $22, $8,209, $0, and $3,661, respectively
See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

STATEMENTS OF CHANGES IN NET ASSETS

	Ancora Income Fund	
	Year Ended December 31, 2022	Year Ended December 31, 2021
Increase (decrease) in Net Assets from Operations		
Net investment income	$ 1,973,229	$ 1,209,184
Net realized gain (loss) on unaffiliated investment securities	(468,934)	566,284
Net capital gain distributions from underlying investment companies	26,935	27,945
Net change in unrealized appreciation (depreciation) on unaffiliated investment securities	(6,914,997)	504,416
Net increase (decrease) in net assets resulting from operations	(5,383,767)	2,307,829
Distributions		
From distribution to shareholders - Class I	(1,852,807)	(1,209,184)
From return of capital - Class I	-	(40,509)
Total distributions	(1,852,807)	(1,249,693)
Capital Share Transactions - Class I		
Proceeds from sale of shares	11,232,653	16,982,822
Shares issued in reinvestment of dividends	1,759,412	1,172,719
Redemption fees	5,237	2,281
Shares redeemed	(10,301,889)	(2,698,712)
Net increase in net assets resulting from capital share transactions	2,695,413	15,459,110
Total increase (decrease) in net assets	(4,541,161)	16,517,246
Net Assets		
Beginning of year	$ 36,588,403	$ 20,071,157
End of year	$ 32,047,242	$ 36,588,403
Capital Share Transactions - I Shares		
Shares sold	1,528,431	2,127,503
Shares issued in reinvestment of distributions	246,516	147,233
Shares repurchased	(1,477,989)	(337,548)
Net increase from capital share transactions	296,958	1,937,188

See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

STATEMENTS OF CHANGES IN NET ASSETS

	Ancora/Thelen Small-Mid Cap Fund	
	Year Ended December 31, 2022	Year Ended December 31, 2021
Increase (decrease) in Net Assets from Operations		
Net investment income	$ 828,053	$ 435,956
Net realized gain (loss) on unaffiliated investment securities	(3,130,489)	37,073,253
Net realized gain on affiliated investment securities	-	384,758
Net capital gain distributions from underlying investment companies	131,763	174,917
Net change in unrealized appreciation (depreciation) on unaffiliated investment securities	(26,728,292)	(2,786,506)
Net change in unrealized appreciation on affiliated investment securities	-	241,593
Net increase (decrease) in net assets resulting from operations	(28,898,965)	35,523,971
Distributions		
From distribution to shareholders - Class I	(1,999,644)	(21,406,065)
From distribution to shareholders - Class S	(901,548)	(11,579,593)
Total distributions	(2,901,192)	(32,985,658)
Capital Share Transactions - Class I		
Proceeds from sale of shares	7,081,565	12,751,150
Shares issued in reinvestment of dividends	1,846,139	19,454,338
Redemption fees	571	9,121
Shares redeemed	(9,274,905)	(14,013,611)
	(346,630)	18,200,998
Capital Share Transactions - Class S		
Proceeds from sale of shares	5,206,111	11,662,031
Shares issued in reinvestment of dividends	690,663	9,087,119
Shares redeemed	(16,496,583)	(8,302,549)
	(10,599,809)	12,446,601
Net increase (decrease) in net assets resulting from capital share transactions	(10,946,439)	30,647,599
Total increase (decrease) in net assets	(42,746,596)	33,185,912
Net Assets		
Beginning of year	$ 177,949,228	$ 144,763,316
End of year	$ 135,202,632	$ 177,949,228
Capital Share Transactions - I Shares		
Shares sold	468,033	638,658
Shares issued in reinvestment of distributions	130,839	1,097,875
Shares repurchased	(607,185)	(668,742)
Net increase (decrease) from capital share transactions	(8,313)	1,067,791
Capital Share Transactions - S Shares		
Shares sold	331,023	578,992
Shares issued in reinvestment of distributions	47,501	499,018
Shares repurchased	(965,384)	(398,810)
Net increase (decrease) from capital share transactions	(586,860)	679,200

See accompanying notes which are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Ancora MicroCap Fund	
	Year Ended December 31, 2022	**Year Ended December 31, 2021**
Increase (decrease) in Net Assets from Operations		
Net investment income (loss)	$ 88,471	$ (51,937)
Net realized gain on unaffiliated investment securities	1,456,068	1,926,553
Net realized gain on affiliated investment securities	-	78,493
Net change in unrealized appreciation (depreciation) on unaffiliated investment securities	(2,746,277)	1,986,217
Net change in unrealized appreciation (depreciation) on affiliated investment securities	-	45,360
Net increase (decrease) in net assets resulting from operations	(1,201,738)	3,984,686
Capital Share Transactions - Class I		
Proceeds from sale of shares	1,365,056	1,198,159
Redemption fees	-	636
Shares redeemed	(1,393,102)	(1,080,939)
Net increase (decrease) in net assets resulting from capital share transactions	(28,046)	117,856
Total increase (decrease) in net assets	(1,229,784)	4,102,542
Net Assets		
Beginning of year	$ 14,748,046	$ 10,645,504
End of year	$ 13,518,262	$ 14,748,046
Capital Share Transactions - I Shares		
Shares sold	93,654	82,303
Shares repurchased	(98,419)	(74,364)
Net increase (decrease) from capital share transactions	(4,765)	7,939

See accompanying notes which are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Ancora Dividend Value Equity Fund	
	Year Ended December 31, 2022	**Year Ended December 31, 2021**
Increase (decrease) in Net Assets from Operations		
Net investment income	$ 488,529	$ 339,598
Net realized gain (loss) on unaffiliated investment securities	(592,657)	633,252
Net capital gain distributions from underlying investment companies	35,972	25,522
Net change in unrealized appreciation (depreciation) on unaffiliated investment securities	(4,164,278)	6,912,474
Net increase (decrease) in net assets resulting from operations	(4,232,434)	7,910,846
Distributions		
From distribution to shareholders - Class I	(506,217)	(390,672)
Total distributions	(506,217)	(390,672)
Capital Share Transactions - Class I		
Proceeds from sale of shares	6,007,953	3,249,664
Shares issued in reinvestment of dividends	503,205	387,970
Redemption fees	26	1,117
Shares redeemed	(2,507,646)	(2,326,812)
Net increase in net assets resulting from capital share transactions	4,003,538	1,311,939
Total increase (decrease) in net assets	(735,113)	8,832,113
Net Assets		
Beginning of year	$ 37,670,089	$ 28,837,976
End of year	$ 36,934,976	$ 37,670,089
Capital Share Transactions - I Shares		
Shares sold	453,011	236,897
Shares issued in reinvestment of distributions	38,182	27,445
Shares repurchased	(185,970)	(174,709)
Net increase from capital share transactions	305,223	89,633

See accompanying notes which are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout each year

Ancora Income Fund

CLASS I SHARES	Year Ended 12/31/2022	Year Ended 12/31/2021	Year Ended 12/31/2020	Year Ended 12/31/2019	Year Ended 12/31/2018
Selected Per Share Data					
Net asset value, beginning of year	$ 8.08	$ 7.74	$ 7.92	$ 7.42	$ 8.19
Income from investment operations					
Net investment income (a)	0.38	0.35	0.25	0.30	0.30
Net realized and unrealized gain (loss)	(1.46)	0.35	0.01 (f)	0.68	(0.57)
Total from investment operations	(1.08)	0.70	0.26	0.98	(0.27)
Less Distributions to shareholders:					
From net investment income	(0.36)	(0.35)	(0.23)	(0.35)	(0.32)
From net realized gain	-	-	-	-	-
From return of capital	-	(0.01)	(0.21)	(0.13)	(0.18)
Total distributions	(0.36)	(0.36)	(0.44)	(0.48)	(0.50)
Paid in capital from redemption fees	- (e)	- (e)	- (e)	- (e)	- (e)
Net asset value, end of year	$ 6.64	$ 8.08	$ 7.74	$ 7.92	$ 7.42
Total Return (b)	(13.59)%	9.22%	3.72%	13.46%	(3.40)%
Ratios and Supplemental Data					
Net assets, end of year (000)	$ 32,047	$ 36,588	$ 20,071	$ 36,116	$ 28,088
Ratio of expenses to average net assets (c)	0.93%	1.03%	1.29%	1.28%	1.29%
Ratio of expenses to average net assets before waiver & reimbursement (c)	0.93%	1.03%	1.54%	1.53%	1.49%
Ratio of net investment income to average net assets (c) (d)	5.31%	4.43%	3.39%	3.82%	3.78%
Ratio of net investment income to average net assets before waiver & reimbursement (c) (d)	5.31%	4.43%	3.13%	3.57%	3.57%
Portfolio turnover rate	41.39%	40.56%	84.20%	103.17%	56.98%

(a) Net investment income per share is based on average shares outstanding.

(b) Total return represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.

(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.

(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

(e) Amount is less than $0.005.

(f) Realized and unrealized gains and losses per share in this caption are balancing amounts necessary to reconcile the change in net asset value per share for the period, and may not reconcile with the aggregate gains and losses in the Statement of Operations due to share transactions for the period.

See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout each year

Ancora/Thelen Small-Mid Cap Fund

CLASS I SHARES	Year Ended 12/31/2022	Year Ended 12/31/2021	Year Ended 12/31/2020	Year Ended 12/31/2019	Year Ended 12/31/2018
Selected Per Share Data					
Net asset value, beginning of year	$ 17.77	$ 17.59	$ 15.73	$ 12.60	$ 15.55
Income from investment operations					
Net investment income (a)	0.08	0.04	0.06	0.00 (e)	0.00 (e)
Net realized and unrealized gain (loss)	(3.16)	4.24	1.85	3.14	(1.99)
Total from investment operations	(3.08)	4.28	1.91	3.14	(1.99)
Less Distributions to shareholders:					
From net investment income	-	(0.08)	(0.05)	(0.01)	(0.03)
From net realized gain	(0.32)	(4.02)	-	-	(0.93)
Total distributions	(0.32)	(4.10)	(0.05)	(0.01)	(0.96)
Paid in capital from redemption fees	- (e)	- (e)	- (e)	- (e)	- (e)
Net asset value, end of year	$ 14.37	$ 17.77	$ 17.59	$ 15.73	$ 12.60
Total Return (b)	(17.32)%	24.43%	12.13%	24.90%	(12.69)%
Ratios and Supplemental Data					
Net assets, end of year (000)	$ 92,409	$114,458	$94,483	$95,539	$ 81,001
Ratio of expenses to average net assets (c)	1.25%	1.22%	1.26%	1.27%	1.27%
Ratio of expenses to average net assets before waiver & reimbursement (c)	1.25%	1.22%	1.26%	1.27%	1.27%
Ratio of net investment income (loss) to average net assets (c) (d)	0.51%	0.17%	0.44%	0.03%	(0.01)%
Ratio of net investment income (loss) to average net assets before waiver & reimbursement (c) (d)	0.51%	0.17%	0.44%	0.03%	(0.01)%
Portfolio turnover rate	86.41%	85.44%	77.21%	92.93%	51.97%

(a) Net investment income per share is based on average shares outstanding.

(b) Total return represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.

(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.

(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

(e) Amount is less than $0.005.

See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout each year

Ancora MicroCap Fund

CLASS I SHARES	Year Ended 12/31/2022	Year Ended 12/31/2021	Year Ended 12/31/2020	Year Ended 12/31/2019	Year Ended 12/31/2018
Selected Per Share Data					
Net asset value, beginning of year	$ 15.02	$ 10.93	$ 10.45	$ 9.55	$ 14.09
Income from investment operations					
Net investment income (loss) (a)	0.09	(0.05)	(0.05)	(0.09)	(0.09)
Net realized and unrealized gain (loss)	(1.28)	4.14	0.53	1.15	(3.10)
Total from investment operations	(1.19)	4.09	0.48	1.06	(3.19)
Less Distributions to shareholders:					
From net investment income	-	-	-	-	-
From net realized gain	-	-	-	(0.16)	(1.35)
Total distributions	-	-	-	(0.16)	(1.35)
Paid in capital from redemption fees	-	- (c)	-	- (c)	- (c)
Net asset value, end of year	$ 13.83	$ 15.02	$ 10.93	$ 10.45	$ 9.55
Total Return (b)	(7.92)%	37.42%	4.59%	11.09%	(22.37)%
Ratios and Supplemental Data					
Net assets, end of year (000)	$13,518	$ 14,748	$10,646	$18,560	$ 18,164
Ratio of expenses to average net assets	1.60%	1.60%	1.60%	1.60%	1.55%
Ratio of expenses to average net assets before waiver & reimbursement	1.85%	1.85%	1.97%	1.72%	1.55%
Ratio of net investment income (loss) to average net assets	0.62%	(0.36)%	(0.54)%	(0.82)%	(0.66)%
Ratio of net investment income (loss) to average net assets before waiver & reimbursement	0.37%	(0.61)%	(0.91)%	(0.94)%	(0.66)%
Portfolio turnover rate	45.19%	41.73%	19.95%	25.56%	31.20%

(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Total return represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) Amount is less than $0.005.
See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout each year/period

Ancora Dividend Value Equity Fund

CLASS I SHARES	Year Ended 12/31/2022	Year Ended 12/31/2021	Year Ended 12/31/2020	Period Ended 12/31/2019 (g)
Selected Per Share Data				
Net asset value, beginning of year/period	$ 15.16	$ 12.04	$ 11.21	$ 10.00
Income from investment operations				
Net investment income (a)	0.19	0.14	0.15	0.11
Net realized and unrealized gain (loss)	(1.92)	3.14	0.83	1.19
Total from investment operations	(1.73)	3.28	0.98	1.30
Less Distributions to shareholders:				
From net investment income	(0.17)	(0.14)	(0.14)	(0.09)
From net realized gain	(0.02)	(0.02)	(0.01)	-
Total distributions	(0.19)	(0.16)	(0.15)	(0.09)
Paid in capital from redemption fees	- (h)	- (h)	- (h)	- (h)
Net asset value, end of year/period	$ 13.24	$ 15.16	$ 12.04	$ 11.21
Total Return (b)	(11.41)%	27.36%	8.95%	12.98% (f)
Ratios and Supplemental Data				
Net assets, end of year/period (000)	$ 36,935	$ 37,670	$ 28,838	$ 20,841
Ratio of expenses to average net assets (c)	1.00%	1.00%	1.00%	1.00% (e)
Ratio of expenses to average net assets before waiver & reimbursement (c)	1.17%	1.21%	1.33%	1.40% (e)
Ratio of net investment income to average net assets (c) (d)	1.36%	1.04%	1.47%	1.56% (e)
Ratio of net investment income to average net assets before waiver & reimbursement (c) (d)	1.20%	0.83%	1.14%	1.16% (e)
Portfolio turnover rate	13.28%	11.90%	9.50%	12.54% (f)

(a) Net investment income per share is based on average shares outstanding.
(b) Total return represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.
(e) Annualized
(f) Not Annualized
(g) For period May 7, 2019 (commencement of operations) through December 31, 2019.
(h) Amount is less than $0.005.
See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout each year

Ancora/Thelen Small-Mid Cap Fund

CLASS S SHARES	Year Ended 12/31/2022	Year Ended 12/31/2021	Year Ended 12/31/2020	Year Ended 12/31/2019	Year Ended 12/31/2018
Selected Per Share Data					
Net asset value, beginning of year	$ 18.26	$ 17.97	$ 16.06	$ 12.86	$ 15.85
Income from investment operations					
Net investment income (a)	0.11	0.09	0.11	0.04	0.05
Net realized and unrealized gain (loss)	(3.24)	4.34	1.89	3.21	(2.06)
Total from investment operations	(3.13)	4.43	2.00	3.25	(2.01)
Less Distributions to shareholders:					
From net investment income	-	(0.12)	(0.09)	(0.05)	(0.05)
From net realized gain	(0.32)	(4.02)	-	-	(0.93)
Total distributions	(0.32)	(4.14)	(0.09)	(0.05)	(0.98)
Net asset value, end of year	$ 14.81	$ 18.26	$ 17.97	$ 16.06	$ 12.86
Total Return (b)	(17.13)%	24.75%	12.46%	25.24%	(12.53)%
Ratios and Supplemental Data					
Net assets, end of year (000)	$ 42,794	$63,491	$50,281	$43,603	$ 26,573
Ratio of expenses to average net assets (c)	1.00%	1.00%	1.00%	1.00%	1.00%
Ratio of expenses to average net assets before waiver & reimbursement (c)	1.24%	1.21%	1.25%	1.25%	1.27%
Ratio of net investment income to average net assets (c) (d)	0.72%	0.40%	0.75%	0.29%	0.36%
Ratio of net investment income to average net assets before waiver & reimbursement (c) (d)	0.49%	0.19%	0.49%	0.04%	0.09%
Portfolio turnover rate	86.41%	85.44%	77.21%	92.93%	51.97%

(a) Net investment income per share is based on average shares outstanding.

(b) Total return represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.

(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.

(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

See accompanying notes which are an integral part of the financial statements.

Ancora Trust
Notes to the Financial Statements
December 31, 2022

NOTE 1. ORGANIZATION

Ancora Income Fund (the "Income Fund"), Ancora/Thelen Small-Mid Cap Fund (the "Small-Mid Cap Fund"), Ancora MicroCap Fund (the "MicroCap Fund"), and Ancora Dividend Value Equity Fund (the "Dividend Value Equity Fund"), (each, a "Fund" and collectively, the "Funds") are each a separate series of Ancora Trust (the "Trust"), an Ohio business trust under a Declaration of Trust dated August 20, 2003. The Declaration of Trust permits the Trust to issue an unlimited number of shares of beneficial interest representing interests in separate funds of securities, and it permits the Trust to offer separate classes of each such series. The Income Fund's investment objective is to obtain a high level of income, with a secondary objective of capital appreciation. The Small-Mid Cap Fund's investment objective is to obtain capital appreciation in the value of its shares. The MicroCap Fund's investment objective is to obtain capital appreciation in the value of its shares. The Dividend Value Equity Fund's investment objective is to provide growth of income and long-term capital appreciation. Each Fund is an "open-end" management investment company as defined in the Investment Company Act of 1940, as amended (the "1940 Act"). Each Fund is a "diversified" company as defined in the 1940 Act. The Board of Trustees (the "Board") of the Trust has authorized that shares of the Funds may be offered in two classes: Class I and Class S. Class S shares are currently offered in the Small-Mid Cap Fund only. Class I and Class S shares are identical, except as to minimum investment requirements and the services offered to and expenses borne by each class. Class S and Class I shares are offered continuously at net asset value ("NAV"). Class I shares are subject to shareholder service fees. Class I and Class S shares are subject to a contractual limit on total operating expenses. Income and realized/unrealized gains or losses are allocated to each class based on relative net assets. The investment advisor of the Funds is Ancora Advisors LLC (the "Advisor").

The Funds will deduct a 2% redemption fee from redemption proceeds if shares are purchased and then redeemed within 90 days. For the year ended December 31, 2022, the Income Fund – Class I collected $5,237 in redemption fees. For the year ended December 31, 2022, the Small-Mid Cap Fund – Class I collected $571 in redemption fees. For the year ended December 31, 2022, the MicroCap Fund – Class I did not collect any redemption fees. For the year ended December 31, 2022, the Small-Mid Cap Fund – Class S did not collect any redemption fees. For the year ended December 31, 2022, the Dividend Value Equity Fund – Class I collected $26 in redemption fees.

Each Fund is an investment company and accordingly follows the investment company accounting and reporting guidance of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946, *Financial Services – Investment Companies*.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Funds in the preparation of their financial statements. These policies are in conformity with accounting principles generally accepted in the U.S. ("GAAP").

Security Valuation - All investments in securities are recorded at their estimated fair value, as described in Note 3.

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2022

Use Of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting year. Actual results could differ from those estimates.

Federal Income Taxes - The Funds' policy is to continue to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all of their taxable income to shareholders. Therefore, no federal income tax provision is required. It is the Funds' policy to distribute annually, prior to the end of the calendar year, dividends sufficient to satisfy excise tax requirements of the Internal Revenue Code. This Internal Revenue Code requirement may cause an excess of distributions over the book year-end accumulated income. In addition, it is the Funds' policy to distribute annually, after the end of the fiscal year, any remaining net investment income and net realized capital gains.

The Funds recognize the tax benefits of certain tax positions only where the position is "more likely than not" to be sustained assuming examination by tax authorities. Management has analyzed the Funds' tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on returns filed. Funds identify their major tax jurisdiction as U.S. Federal; however the Funds' are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months.

As of and during the year ended December 31, 2022, the Funds did not have a liability for any unrecognized tax benefits. The Funds recognize interest and penalty, if any, related to recognized tax benefits or income tax expense on the Statements of Operations. During the year ended December 31, 2022, the Funds did not incur any interest or penalties.

Distributions To Shareholders – The Income Fund intends to distribute substantially all of its net investment income, if any, as dividends to its shareholders on a monthly basis. The MicroCap Fund, Small-Mid Cap Fund, and Dividend Value Equity Fund intend to distribute substantially all of their net investment income, if any, as dividends to their shareholders on at least an annual basis. Distributions to shareholders are recorded on the ex-dividend date. All of the Funds intend to distribute their net realized long term capital gains and net realized short term capital gains, if any, at least once a year. The treatment for financial reporting purposes of distributions made to shareholders during the year from net investment income or net realized capital gains may differ from their ultimate treatment for federal income tax purposes. These differences are caused by differences in the timing and recognition of certain components of income, expense, or realized capital gain for federal income tax purposes. Where such differences are permanent in nature, they are reclassified in the components of the net assets based on their ultimate characterization for federal income tax purposes. Any such reclassifications will have no effect on net assets, the results of operations, or net asset value per share of a fund. The permanent reclassifications were mainly due to prior year tax return true-up and taxable overdistribution.

FINANCIAL REVIEW

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2022

Due to permanent book to tax differences, the following reclassifications were made:

	Distributable Earnings	Paid In Capital
Income Fund	$ 77,050	$ (77,050)
Small-Mid Cap Fund	$ -	$ -
MicroCap Fund	$ -	$ -
Dividend Value Fund	$ -	$ -

Security Transactions and Related Income - The Funds follow industry practice and record security transactions based on the trade date. The specific identification method is used for determining gains or losses for financial statements and income tax purposes. Dividend income is recorded on the ex-dividend date and interest income is recorded on an accrual basis. Discounts and premiums on securities purchased are amortized or accreted using the effective interest method. Withholding taxes on foreign dividends have been provided for in accordance with the Funds' understanding of the appropriate country's rules and tax rates.

The Funds may hold certain investments which pay dividends to their shareholders based upon available funds from operations. It is possible for these dividends to exceed the underlying investments' taxable earnings and profits resulting in the excess portion of such dividends being designated as a return of capital. Distributions received from investments in securities that represent a return of capital or capital gains are recorded as a reduction of the cost of investments or as a realized gain, respectively.

Expenses – Expenses incurred by the Trust that do not relate to a specific Fund of the Trust are allocated to the individual Funds based on each Fund's relative net assets or other appropriate basis as determined by the Board.

Indemnification – The Trust indemnifies its officers and trustees for certain liabilities that may arise from the performance of their duties to the Trust. Additionally, in the normal course of business, the Funds enter into contracts that contain a variety of representations and warranties and which provide general indemnities. The Funds' maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Funds that have not yet occurred. However, the Funds expect the risk of loss due to these warranties and indemnities to be remote.

NOTE 3. SECURITIES VALUATIONS

The Funds utilize various methods to measure the fair value of their investments on a recurring basis. GAAP establishes a hierarchy that prioritizes inputs to valuation methods. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Funds have the ability to access.

Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2022

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Funds' own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements - A description of the valuation techniques applied to the Funds' major categories of assets and liabilities measured at fair value on a recurring basis follows.

Money market funds are generally priced at the ending NAV provided by the service agent of the fund. The money market funds will be categorized as Level 1 within the fair value hierarchy.

Equity securities (common stocks including real estate investment trust senior securities, traditional preferred securities, investment companies, and corporate bond trust certificates) - are valued by using market quotations furnished by a pricing service when the Advisor believes such prices accurately reflect the fair value of such securities. Securities that are traded on any stock exchange are valued by the pricing service at the last quoted sale price. Lacking a last sale price, an exchange traded security is valued by the pricing service at its last bid price. Securities traded in the NASDAQ over-the-counter market are valued by the pricing service at the NASDAQ Official Closing Price. When market quotations are not readily available, when the Advisor determines that the market quotation or the price provided by the pricing service does not accurately reflect the current market value or when restricted or illiquid securities are being valued, such securities are valued at a fair price as determined by the Advisor in good faith, in accordance with guidelines adopted by and subject to review of the Board. Manually priced securities held by the Funds (if any) are reviewed by the Board on a quarterly basis. To the extent these securities are actively traded and valuation adjustments are not applied, they are classified in Level 1 within the fair value hierarchy.

Fixed income securities - Fixed income securities are valued by a pricing service when the Advisor believes such prices are accurate and reflect the fair value of such securities. If the Advisor decides that a price provided by the pricing services does not accurately reflect the fair value of the securities, when prices are not readily available from a pricing service or when restricted or illiquid securities are being valued, securities are valued at fair value as determined in good faith by the Advisor. Short term investments in fixed income securities with maturities of less than 60 days when acquired, or which subsequently are within 60 days

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2022

of maturity, are valued by using the amortized cost method of valuation. Generally, fixed income securities are categorized as Level 2 within the fair value hierarchy.

The following table summarizes the inputs used to value each Fund's assets measured at fair value as of December 31, 2022:

Income Fund

Valuation Inputs of Assets *	Level 1	Level 2	Level 3	Total
Bonds & Corporate Bond Trust Certs.	$ 1,972,489	$ 4,136,757	$ -	$ 6,109,246
Investment Companies	291,993	-	-	291,993
Traditional Preferred Securities	22,238,215	1,369,581	-	23,607,796
REIT Senior Securities	1,114,250	-	-	1,114,250
Senior Securities	160,155	-	-	160,155
Common Stocks	1,188,664	-	-	1,188,664
Total	$ 26,965,766	$ 5,506,338	$ -	$ 32,472,104

Small-Mid Cap Fund

Valuation Inputs of Assets *	Level 1	Level 2	Level 3	Total
Common Stocks	$ 134,605,602	$ -	$ -	$ 134,605,602
Money Market Funds	426,098	-	-	426,098
Total	$ 135,031,700	$ -	$ -	$ 135,031,700

MicroCap Fund

Valuation Inputs of Assets *	Level 1	Level 2	Level 3	Total
Common Stocks	$ 13,193,852	$ -	$ -	$ 13,193,852
Warrant	-	10,718	-	10,718
Money Market Funds	350,867	-	-	350,867
Total	$ 13,544,719	$ 10,718	$ -	$ 13,555,437

Dividend Value Equity Fund

Valuation Inputs of Assets *	Level 1	Level 2	Level 3	Total
Common Stocks	$ 34,051,973	$ -	$ -	$ 34,051,973
Money Market Funds	2,883,980	-	-	2,883,980
Total	$ 36,935,953	$ -	$ -	$ 36,935,953

* The Funds did not hold any Level 3 assets during the year ended December 31, 2022. For more detail on the investments in securities please refer to the Schedules of Investments. The Funds did not hold any derivative investments at any time during the year ended December 31, 2022.

NOTE 4. FEES AND OTHER TRANSACTIONS WITH AFFILIATES

During 2021, Ancora joined Focus Financial Partners, LLC ("Focus"), a leading partnership of over 80 independent wealth management and financial services firms located throughout the United States and abroad via a merger agreement. The Ancora Group LLC is the parent company of the Advisor. The Ancora Group LLC is a wholly owned subsidiary of Ancora Holdings Group, LLC

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2022

Ancora Holdings Group, LLC which is a wholly owned subsidiary of Focus Operating, LLC, which is a wholly owned subsidiary of Focus LLC. Focus Financial Partners, LLC is the sole managing member of Focus LLC and is a public company traded on the NASDAQ Global Select Market. Ancora Advisors, LLC is managed by certain individuals ("Ancora Advisors, LLC Principals"), pursuant to a management agreement between Terza Partners, LLC and Ancora Advisors, LLC. The Ancora Advisors, LLC Principals serve as officers and leaders of Ancora Advisors, LLC and, in that capacity, are responsible for the management, supervision and oversight of Ancora Advisors, LLC. The Trust retains Ancora Advisors, LLC to manage the Funds' investments. Under the terms of the Investment Advisory Agreement, (the "Agreement"), the Advisor manages the Funds' investments in accordance with the stated policies of the Funds, subject to approval of the Board. The Advisor makes investment decisions for each Fund and places the purchase and sale orders for portfolio transactions.

As compensation for management services, Small-Mid Cap Fund and MicroCap Fund are obligated to pay the Advisor a fee computed and accrued daily and paid monthly at an annual rate of 1.00% of the average daily net assets of each Fund. As compensation for management services, the Income Fund is obligated to pay the Advisor a fee computed and accrued daily and paid monthly at an annual rate of 0.50% of the average daily net assets. As compensation for management services, the Dividend Value Equity Fund is obligated to pay the Advisor a fee computed and accrued daily and paid monthly at an annual rate of 0.75% of the average daily net assets of the Fund. For the year ended December 31, 2022, the Advisor earned fees of $185,672 from the Income Fund, $1,425,765 from the Small-Mid Cap Fund, $142,738 from the MicroCap Fund, and $268,646 from the Dividend Value Equity Fund. At December 31, 2022, payables to the Advisor were $15,070, $108,438, $9,082, and $19,718 for the Income Fund, Small-Mid Cap Fund, MicroCap Fund, and Dividend Value Equity Fund, respectively.

The Advisor has contractually agreed to waive management fees in order to limit total annual operating expenses (excluding dividend expenses relating to short sales, interest, taxes, brokerage commissions and the cost of acquired fund fees and expenses) for the Income Fund to 1.285% for Class I shares until October 1, 2023, but can be terminated by a vote of the Board if they deem the termination to be beneficial to the Fund shareholders. For the year ended December 31, 2022, the Advisor did not waive any management fees for the Income Fund Class I shares. The Advisor has contractually agreed to waive management fees, to the extent of management fees, in order to limit total annual operating expenses for the Small-Mid Cap Fund to 1.39% for Class I shares and 1.00% for Class S shares until October 1, 2023, but can be terminated by a vote of the Board if they deem the termination to be beneficial to the Fund shareholders. For the year ended December 31, 2022, the Advisor waived management fees of $108,686 for the Small-Mid Cap Fund Class S shares. The Advisor has contractually agreed to waive management fees, to the extent of management fees, in order to limit total annual operating expenses for the MicroCap Fund to 1.60% for Class I shares until October 1, 2023, but can be terminated by a vote of the Board if they deem the termination to be beneficial to the Fund shareholders. For the year ended December 31, 2022, the Advisor waived management fees of $35,840 for the MicroCap Fund Class I shares. The Advisor has contractually agreed to waive management fees, to the extent of management fees, in order to limit total annual operating expenses for the Dividend Value Equity Fund to 1.00% for Class I shares until October 1, 2023, but can be terminated by a vote of the Board if they deem the termination to be beneficial to the Fund shareholders. For the year ended December 31, 2022, the Advisor waived management fees of $60,349 for the Dividend Value Equity Fund Class I shares. The Advisor is entitled to recover such waived amounts within the same fiscal year in

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2022

which the Advisor reduced its fee. No recoupment will occur except to the extent that the Funds' expenses, together with the amount recovered, do not exceed the applicable expense limitation within the same fiscal year.

The Funds have entered into an Administration Agreement with The Ancora Group, LLC, an affiliate of the Advisor. Pursuant to the Administration Agreement, each of the Funds will pay an administration fee equal to 0.10% of average net assets of each Fund monthly. Under the Administration Agreement, The Ancora Group, LLC will assist in maintaining office facilities, furnish clerical services, prepare and file documents with the Securities and Exchange Commission, coordinate the filing of tax returns, assist with the preparation of the Funds' Annual and Semi-Annual Reports to shareholders, monitor the Funds' expense accruals and pay all expenses, monitor the Funds' sub-chapter M status, maintain the Funds' fidelity bond, monitor each Fund's compliance with such Funds' policies and limitations as set forth in the Prospectus and Statement of Additional Information and generally assist in the Funds' operations. For the year ended December 31, 2022, the Funds paid $37,134 from the Income Fund, $142,576 from the Small-Mid Cap Fund, $14,274 from the MicroCap Fund, and $35,820 from the Dividend Value Equity Fund. As of December 31, 2022, The Ancora Group, LLC was owed $3,014, $11,700, $1,162, and $3,160 by the Income Fund, Small-Mid Cap Fund, MicroCap Fund, and Dividend Value Equity Fund, respectively, for administrative services.

The Trust retained Arbor Court Capital LLC (the "Distributor"), to act as the principal distributor of its shares. The Distributor charges $8,000 per year for its services which is paid by the Advisor. The Distributor is an affiliated entity to the Trust's transfer agent and fund accountant. Pursuant to the Shareholder Services Agreement with The Ancora Group, LLC, each of the Funds will pay a shareholder service fee equal to 0.01% of average net assets of the Class I Shares.

Ancora Insurance Solutions LLC, a wholly owned subsidiary of Ancora Holdings Group, LLC, is the licensed insurance broker that provides the required Investment company bond to the Funds. Annual premiums are less than $10,000 per year, with most being remitted to the insurance carrier.

Certain officers of the Trust are also officers or employees of the Advisor or its affiliates. They receive no fee for serving as officers of the Trust.

NOTE 5. INVESTMENTS

For the year ended December 31, 2022, purchases and sales of investment securities, other than short-term investments, in-kind purchases and sales, and short-term U.S. Government obligations were as follows:

	Income Fund	**Small-Mid Cap Fund**	**MicroCap Fund**	**Dividend Value Equity Fund**
Purchases				
U.S. Government Obligations	$ -	$ -	$ -	$ -
Other	$ 19,837,257	$ 121,716,863	$ 6,229,009	$ 6,925,982

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2022

	Income Fund	Small-Mid Cap Fund	MicroCap Fund	Dividend Value Equity Fund
Sales				
U.S. Government Obligations	$ 715,703	$ -	$ -	$ -
Other	$ 13,989,262	$ 131,221,774	$ 6,452,831	$ 4,445,224

NOTE 6. TAX MATTERS

At December 31, 2022, the costs of securities for federal income tax purposes were $37,443,922, $129,180,424, $14,045,245, and $28,602,957 for the Income Fund, Small-Mid Cap Fund, MicroCap Fund, and Dividend Value Equity Fund, respectively.

As of December 31, 2022, the net unrealized appreciation (depreciation) of investments for tax purposes was as follows:

	Income Fund	Small-Mid Cap Fund	MicroCap Fund	Dividend Value Equity Fund
Gross Appreciation	$ 352,062	$ 16,066,682	$ 2,177,481	$ 8,768,773
Gross (Depreciation)	(5,323,880)	(10,215,406)	(2,667,289)	(435,777)
Net Appreciation (Depreciation) on Investments	$(4,971,818)	$ 5,851,276	$ (489,808)	$ 8,332,996

The difference between book and tax unrealized is mainly attributable to the tax deferral of wash sales, return of capital from underlying investments, and partnership investments.

The tax character of distributions paid during the year ended December 31, 2022 is as follows:

	Income Fund	Small-Mid Cap Fund	MicroCap Fund	Dividend Value Equity Fund
Ordinary income	$ 1,852,807	$ 2,070,173	$ -	$ 506,217
Long-term capital gain	-	831,019	-	-
Return of capital	-	-	-	-
	$ 1,852,807	$ 2,901,192	$ -	$ 506,217

The tax character of distributions paid during the year ended December 31, 2021 is as follows:

	Income Fund	Small-Mid Cap Fund	MicroCap Fund	Dividend Value Equity Fund
Ordinary income	$1,209,184	$10,308,871	$ -	$ 355,312
Long-term capital gain	-	22,676,787	-	35,360
Return of capital	40,509	-	-	-
	$1,249,693	$32,985,658	$ -	$ 390,672

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2022

As of December 31, 2022, the following Funds had the following capital loss carryforwards for federal income tax purposes. These capital loss carryforwards may be utilized in future years to offset net realized capital gains, if any, prior to distributing such gains to shareholders and may be carried forward indefinitely retaining their character as short-term and/or long-term. The MicroCap Fund utilized $1,455,440 of its capital loss carryforward during the year ended December 31, 2022.

	Income Fund	**Small-Mid Cap Fund**	**MicroCap Fund**	**Dividend Value Equity Fund**
Short-Term Capital Loss Carry Forward	$(1,274,113)	$ (819,699)	$ -	$ (384,499)
Long-Term Capital Loss Carry Forward	(576,967)	-	(268,486)	(172,186)
Total Capital Loss Carry Forward	$(1,851,080)	$ (819,699)	$ (268,486)	$ (556,685)

Under current law, capital losses and specified gains realized after October 31 may be deferred and treated as occurring on the first business day of the following fiscal year for tax purposes. For the current period, the Small-Mid Cap Fund, elected to defer post-October losses of $1,264,433.

As of December 31, 2022, the components of distributable earnings (accumulated deficit) on a tax basis were as follows:

	Income Fund	**Small-Mid Cap Fund**	**MicroCap Fund**	**Dividend Value Equity Fund**
Accumulated undistributed ordinary income (loss)	$ -	$ 828,041	$ 88,471	$ 27,019
Accumulated undistributed capital gain (loss)	-	-	-	-
Other accumulated losses	(1,851,080)	(2,084,132)	(268,486)	(556,685)
Unrealized appreciation (depreciation)	(4,971,818)	5,851,276	(489,808)	8,332,996
	$(6,822,898)	$ 4,595,185	$ (669,823)	$ 7,803,330

NOTE 7. BENEFICIAL OWNERSHIP

The beneficial ownership, either directly or indirectly, of more than 25% of the voting securities of a fund creates a presumption of control of the fund, under Section 2(a)(9) of the Investment Company Act of 1940. As of December 31, 2022, National Financial Services, LLC owned, for the benefit of its customers, the following percentages of the outstanding shares:

Income Fund	75.71%
Small-Mid Cap Fund	52.18%
MicroCap Fund	64.88%
Dividend Value Equity Fund	61.26%

FINANCIAL REVIEW

As of December 31, 2022, Charles Schwab & Co., Inc. owned, for the benefit of its customers, the following percentages of the outstanding shares:

Dividend Value Equity Fund	30.66%

NOTE 8. MARKET RISK

Certain impacts from the COVID-19 outbreak may have a significant negative impact on the Funds' operations and performance. These circumstances may continue for an extended period of time, and may have an adverse impact on economic and market conditions. The ultimate economic fallout from the pandemic, and the long-term impact on economies, markets, industries and individual companies, are not known. The extent of the impact to the financial performance and the operations of the Funds will depend on future developments, which are highly uncertain and cannot be predicted.

NOTE 9. SUBSEQUENT EVENTS

The Funds are required to recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the Statements of Assets and Liabilities. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Funds are required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such an estimate cannot be made. Management has evaluated the impact of all subsequent events on the Funds through the issuance date of these financial statements and has noted no such events requiring accounting or disclosure.

Ancora Trust
Additional Information
December 31, 2022

PORTFOLIO HOLDINGS DISCLOSURE POLICY (UNAUDITED)

The Funds' disclose their portfolio holdings in the following manner: (i) the funds file complete schedules of portfolio holdings with the Commission for the first and third quarter each year on Form N-PORT; (ii) the Funds' form N-PORT are available on the Commission website at http:www.sec.gov and in annual and semi-annual reports to shareholders' (iii) the Funds' Form N-PORT may be reviewed and copied at the Commission Public Reference Room in Washington, DC, and that information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330; (iv) on the Funds' internet site www.ancorafunds.com approximately 10 days after the end of each fiscal quarter, which information is current as of the end of such fiscal quarter' and (v) is available upon request by contacting the Funds in writing or by phone.

PROXY VOTING (UNAUDITED)

A description of the policies and procedures that the Funds use to determine how to vote proxies relating to portfolio securities and information regarding how the Funds voted those proxies during the most recent 12 month period ended June 30, is available without charge upon request by (1) calling the Funds at (866) 626-2672; and (2) from the Funds' documents filed with the Securities and Exchange Commission ("SEC") on the SEC's website at www.sec.gov.

LIQUIDITY RISK MANAGEMENT PROGRAM (UNAUDITED)

The Funds have adopted and implemented a written liquidity risk management program as required by Rule 22e-4 (the "Liquidity Rule") under the Investment Company Act. The program is reasonably designed to assess and manage the Funds' liquidity risk, taking into consideration, among other factors, the Funds' investment strategy and the liquidity of its portfolio investments during normal and reasonably foreseeable stressed conditions; its short and long-term cash flow projections; and its cash holdings and access to other funding sources.

During the year ended December 31, 2022, the Trust's Liquidity Program Administrator (the "LPA") reviewed the Funds' investments and determined that the Funds held adequate levels of cash and highly liquid investments to meet shareholder redemption activities in accordance with applicable requirements. Accordingly, the LPA concluded that (i) the Funds' liquidity risk management program is reasonably designed to prevent violations of the Liquidity Rule and (ii) the Funds' liquidity risk management program has been effectively implemented.

FUND EXPENSES

ABOUT YOUR FUND'S EXPENSES - (UNAUDITED)

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs; redemption fees; and exchange fees; and (2) ongoing costs, including management fees; service fees; and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period from July 1, 2022 to December 31, 2022.

Actual Expenses
The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During the Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes
The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Ancora Income Fund	Beginning Account Value	Ending Account Value	Expenses Paid During the Period*
	July 1, 2022	December 31, 2022	July 1, 2022 to December 31, 2022
Actual			
Class I	$1,000.00	$965.38	$4.51
Hypothetical (5% Annual Return before expenses)			
Class I	$1,000.00	$1,020.62	$4.63
*Expenses are equal to the Fund's annualized expense ratio of 0.91%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).			

FUND EXPENSES

ABOUT YOUR FUND'S EXPENSES - (UNAUDITED) (CONTINUED)

Ancora/Thelen Small Mid-Cap Fund	Beginning Account Value July 1, 2022	Ending Account Value December 31, 2022	Expenses Paid During the Period* July 1, 2022 to December 31, 2022
Actual			
Class I	$1,000.00	$1,067.79	$6.51
Class S	$1,000.00	$1,068.70	$5.21
Hypothetical (5% Annual Return before expenses)			
Class I	$1,000.00	$1,018.90	$6.36
Class S	$1,000.00	$1,020.16	$5.09

* Expenses are equal to the Fund's annualized expense ratio of 1.25% and 1.00%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Ancora MicroCap Fund	Beginning Account Value July 1, 2022	Ending Account Value December 31, 2022	Expenses Paid During the Period* July 1, 2022 to December 31, 2022
Actual			
Class I	$1,000.00	$1,007.28	$8.10
Hypothetical (5% Annual Return before expenses)			
Class I	$1,000.00	$1,017.14	$8.13

* Expenses are equal to the Fund's annualized expense ratio of 1.60%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Ancora Dividend Value Equity Fund Fund	Beginning Account Value July 1, 2022	Ending Account Value December 31, 2022	Expenses Paid During the Period* July 1, 2022 to December 31, 2022
Actual			
Class I	$1,000.00	$1,052.91	$5.17
Hypothetical (5% Annual Return before expenses)			
Class I	$1,000.00	$1,020.16	$5.09

* Expenses are equal to the Fund's annualized expense ratio of 1.00%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

TRUSTEES & OFFICERS

TRUSTEES & OFFICERS (UNAUDITED)

The Board of Trustees is responsible for managing the Funds' business affairs and for exercising each Fund's powers except those reserved for the shareholders. The day-to-day operations of the Funds are conducted by its officers. The following table provides biographical information with respect to each current Trustee and officer of the Funds.

Name, Address and Age	Position(s) Held with the Fund	Term of Office [1] and Length of Time Served	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships
Independent Trustees:					
Frank J. Roddy 2904B Palm Blvd Isle of Palms SC 29451 61	Trustee	Since April 30, 2019	Retired Executive Vice President of Finance and Administration at Swagelok Company from 2012 until 2018.	4	Member of: Board of Cleveland Central Catholic High School; Former Northeast Ohio Alumni Advisory Board for Ernst & Young; Former Cleveland Advisory Board of FM Global; Former Conrad Companies Board of Advisors; Former VEC Inc. Advisory Board; and Former Swagelok Company Advisory Board.
Jennifer A. Rasmussen 18400 Pearl Road Strongsville, OH 44136 48	Trustee	Since April 30, 2019	Tax Director at Thornhill Financial LLC since November 2022; Previously, Chief Operating Officer at FSM Capital Management LLC since July 2007.	4	None.
Cindy Flynn 9 Shoreby Drive Bratenahl, OH 44108 58	Trustee	Since April 30, 2019	President of Arrowhead Consulting since 2023; Previously, Chief Marketing and Communications Officer of Union Home Mortgage Corp. and Executive Vice President and Chief Administrative Officer of New York Community Bancorp, Inc.	4	Greater Cleveland Sports Commission; University Hospitals Cleveland Medical Center; Rainbow Babies & Children's Foundation; Western Reserve Historical Society; and the Recreation League of Cleveland
Frank DeFino 2181 Enterprise Parkway Twinsburg, OH 44087 68	Trustee	Since June 2014	President and owner of AJD Holding Co. (private equity firm) since 1976.	4	None.

[1] Each trustee holds office for an indefinite term until the earlier of (i) the election of his or her successor, (ii) mandatory retirement age of 75, or (iii) the date the trustee dies, resigns or is removed.

For the year ended December 31, 2022, trustees, Frank DeFino, Frank J. Roddy, Jennifer A. Rasmussen, and Cindy Flynn, were each paid a fee of $20,000.

TRUSTEES & OFFICERS

TRUSTEES & OFFICERS (UNAUDITED) (CONTINUED)

Name, Address and Age	Position(s) Held with the Fund	Term of Office [1] and Length of Time Served	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships
Interested Trustee:					
John Micklitsch [2] 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124 53	Trustee	Since April 30, 2019	Chief Investment Officer of Terza Partners LLC, Ancora Holdings Group, LLC and The Ancora Group LLC since 2021; Chief Investment Officer of Ancora Advisors LLC since 2011; Chief Investment Officer of Ancora Group, Inc. 2011 to 2021; Chief Investment Officer of Ancora Holdings Inc. 2015 to 2021; Member of the Executive Committee of the Ancora entities since 2010.	4	Board Member of Biltmore Trust; Baldwin Wallace University's Board of Trustees
Officers:					
Joseph M. Spidalieri 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124 44	Chief Compliance Officer	Since March 1, 2011	Chief Operating Officer of Terza Partners LLC, Ancora Holdings Group, LLC and The Ancora Group LLC since 2021; Chief Operating Officer of Ancora Holdings Inc. 2017 to 2021; Chief Operating Officer of Ancora Advisors LLC since 2017; Chief Compliance Officer of Ancora Advisors LLC until 2017; Chief Compliance Officer of The Ancora Group Inc. 2011 to 2017; Chief Compliance Officer of Ancora Holdings Inc. 2015 to 2017; Director of Compliance of Ancora Securities, Inc. and Ancora Capital Inc. from 2011 to 2012.	4	None.
Bradley A. Zucker 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124 49	President & Treasurer Secretary	Since December 4, 2017 Since November 15, 2003	Chief Administrative Officer of Ancora Holdings Group, LLC and The Ancora Group LLC since 2021; Chief Administrative Officer of Ancora Holdings, Inc., 2020 to 2021; Chief Financial Officer of Ancora Advisors LLC from 2003 to 2020; Chief Financial Officer of The Ancora Group Inc. from 2010 to 2020; Chief Financial Officer of Ancora Holdings Inc. from 2015 to 2020; Chief Financial Officer and Director of Ancora Securities, Inc. from 2001 to 2012; Chief Financial Officer of Ancora Capital Inc. from 2002 to 2012; member of the Executive Committee for the Ancora entities until 2016	4	None.

[1] Each trustee holds office for an indefinite term until the earlier of (i) the election of his or her successor, (ii) mandatory retirement age of 75, or (iii) the date the trustee dies, resigns or is removed.

[2] John Micklitsch is considered an "interested person" as defined in Section 2(a)(19) of the 1940 Act by virtue of his affiliation with Ancora Advisors LLC.

PRIVACY POLICY

FACTS	WHAT DOES ANCORA TRUST ("ANCORA") DO WITH YOUR PERSONAL INFORMATION?
WHY?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.
WHAT?	The types of personal information we collect and share depend on the product or service you have with us. This information may include, but is not limited to, the following: ● Social security number ● Account Numbers ● Risk tolerance ● Wire transfer instructions ● Income ● Contact Information ● Transaction history ● Investment Experience ● Assets ● Account Balances
HOW?	All financial companies need to share customers' personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers' personal information; the reasons Ancora chooses to share; and whether you can limit this sharing.

Reasons we can share your personal information	Does Ancora Share?	Can you limit this sharing?
For our everyday business purposes - such as to process your transactions, maintain your accounts(s) or respond to court orders and legal investigations.	Yes	No
For our marketing purposes - to offer our products and services to you	Yes	No
For joint marketing with other financial companies	No	We don't share
For our affiliates' everyday business purposes - information about your transactions and experiences	No	We don't share
For our affiliates' everyday business purposes – information about your creditworthiness	No	We don't share
For our affiliates to market to you	No	We don't share
For nonaffiliates to market to you	No	We don't share

Pandemic response	All medical information confidential (42 U.S.C. § 12112(d)(3)(B) and 12112(d)(4)), including information related to symptoms of COVID-19 or a diagnosis of COVID-19. This includes all test results, temperature screening logs, questionnaires, and other medical information being obtained. Temperature screening machines and other protective measures may be used at our business locations to protect clients and employees from transmitting illnesses. Only employees with a need to know will have access to client's medical information. Employees will be trained on the collection and protection of client information.
Questions?	Call Joseph Spidalieri at (216) 593-5007

Page 2 Privacy Policy	
Who we are	
Ancora Trust	Ancora Trust is the Trust of the Ancora Mutual Funds.
What we do	
How does Ancora protect my personal information?	To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.
How does Ancora collect my personal information?	We collect your personal information, for example, when you ▪ Open an account ▪ Seek financial advice ▪ Make deposits or withdrawals from your account ▪ Tell us about your investment or retirement portfolio ▪ Give us your employment history
Why can't I limit all sharing?	Federal law gives you the right to limit only ▪ sharing for affiliates' everyday business purposes—information about your creditworthiness ▪ affiliates from using your information to market to you ▪ sharing for nonaffiliates to market to you State laws and individual companies may give you additional rights to limit sharing.
Definitions	
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. ▪ *Ancora does not share with our affiliates.*
Nonaffiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies. ▪ *Ancora does not share with nonaffiliates so they can market to you.*
Joint Marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. ▪ *Ancora does not jointly market.*

This Page Was Left Blank Intentionally

TRUSTEES
Frank J. Roddy
Jennifer A. Rasmussen
Cindy Flynn
Frank DeFino
John Micklitsch

OFFICERS
Bradley Zucker, President, Treasurer, & Secretary
Joseph Spidalieri, Chief Compliance Officer

INVESTMENT ADVISOR
Ancora Advisors LLC
6060 Parkland Boulevard, Suite 200
Cleveland, Ohio 44124

DISTRIBUTOR
Arbor Court Capital LLC
8000 Town Center Drive, Suite 400
Broadview Heights, Ohio 44147

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Cohen & Company, Ltd.
1350 Euclid Avenue, Suite 800
Cleveland, Ohio 44115

LEGAL COUNSEL
McDonald Hopkins LLC
2100 Bank One Center
600 Superior Avenue E.
Cleveland, Ohio 44114

CUSTODIAN
U.S. Bank N.A.
425 Walnut Street
Cincinnati, Ohio 45202

TRANSFER AGENT
AND FUND ACCOUNTANT
Mutual Shareholder Services, LLC.
8000 Town Centre Drive, Suite 400
Broadview Heights, Ohio 44147

This report is intended only for the information of shareholders or those who have received the Funds' prospectus which contains information about the Funds' management fee and expenses. Please read the prospectus carefully before investing.

The Funds' Statement of Additional Information includes additional information about the Funds and is available upon request at no charge by calling the Fund.

Distributed by Arbor Court Capital LLC Member FINRA/SIPC